Exhibit 99.1
ABX FINANCING COMPANY
as Issuer
BARRICK INTERNATIONAL BANK CORP.
BARRICK (HMC) MINING COMPANY
BARRICK GOLD CORPORATION
as Guarantors
AND
THE BANK OF NEW YORK
as Trustee

Indenture
Dated as of October 12, 2006

TABLE OF CONTENTS*

Note: This table of contents shall not, for any purpose, be deemed to be a part of the Indenture.

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Page
ARTICLE SEVEN
HOLDERS’ LISTS AND REPORTS BY TRUSTEE, ABXFC AND GUARANTORS

SECTION 701. Disclosure of Names and Addresses of Holders	53
SECTION 702. [Intentionally Omitted]	53
SECTION 703. ABXFC or the Administrator to Furnish Trustee Names and Addresses of Holders	53

ARTICLE EIGHT
CONSOLIDATION, AMALGAMATION, MERGER, CONVEYANCE,
TRANSFER OR LEASE

SECTION 801. ABXFC May Not Amalgamate or Consolidate, etc.,	54

ARTICLE NINE
SUPPLEMENTAL INDENTURES

SECTION 901. Supplemental Indentures Without Consent of Holders	54
SECTION 902. Supplemental Indentures with Consent of Holders	55
SECTION 903. Execution of Supplemental Indentures	56
SECTION 904. Effect of Supplemental Indentures	56
SECTION 905. Reference in ABXFC Notes to Supplemental Indentures	56
SECTION 906. Notice of Supplemental Indentures	56

ARTICLE TEN
COVENANTS

SECTION 1001. Payment of Principal and Interest	56
SECTION 1002. Maintenance of Office or Agency	57
SECTION 1003. Money for ABXFC Notes Payments to Be Held in Trust	57
SECTION 1004. Statement as to Compliance	59
SECTION 1005. Additional Amounts	59
SECTION 1006. Limitation or Amendment of Memorandum and Articles of Association	59
SECTION 1007. Limitation or Payment of Dividends	59
SECTION 1008. Corporate Existence	59
SECTION 1009. Limitation on Issuance of Shares	59
SECTION 1010. U.S. Federal Income Tax Treatment	59

ARTICLE ELEVEN
VOTING OF THE BARRICK NOTES

SECTION 1101. Voting of the Barrick Notes	60

ARTICLE TWELVE
ADDITIONAL GUARANTEES

SECTION 1201. Designation of Additional Guarantors	60

Page
ARTICLE THIRTEEN
MANDATORY EXCHANGE

SECTION 1301. Mandatory Exchange on the Note Exchange Date	61
SECTION 1302. Effect of Exchange on Interest Payments	61
SECTION 1303. Delivery upon Exchange of ABXFC Notes	61
SECTION 1304. Registration of Barrick Notes	61
SECTION 1305. Charges and Taxes	61

ARTICLE FOURTEEN
[INTENTIONALLY OMITTED]

ARTICLE FIFTEEN
GUARANTEE

SECTION 1501. Guarantee	62
SECTION 1502. Execution and Delivery of Guarantees	63
SECTION 1503. Form of Guarantee	64
SECTION 1504. Notice to Trustee	66
SECTION 1505. This Article Not to Prevent Events of Default	66

ARTICLE SIXTEEN
MEETINGS OF HOLDERS OF SECURITIES

SECTION 1601. Purposes for Which Meetings May Be Called	66
SECTION 1602. Call, Notice and Place of Meetings	66
SECTION 1603. Persons Entitled to Vote at Meetings	67
SECTION 1604. Quorum; Action	67
SECTION 1605. Determination of Voting Rights; Conduct and Adjournment of Meetings	68
SECTION 1606. Counting Votes and Recording Action of Meetings	69

FORM OF SECURITY	EXHIBIT A
FORM OF CERTIFICATE OF TRANSFER	EXHIBIT B
FORM OF CERTIFICATE OF EXCHANGE	EXHIBIT C
FORM OF SUPPLEMENTAL INDENTURE	EXHIBIT D
BARRICK INDENTURE	EXHIBIT E

          INDENTURE, dated as of October 12, 2006, among ABX FINANCING COMPANY, a Cayman Islands exempted company having limited liability (“ABXFC”), BARRICK INTERNATIONAL BANK CORP., a corporation duly organized and existing under the laws of Barbados, in its capacity as guarantor (“BIBC”), BARRICK (HMC) MINING COMPANY, a corporation duly organized and existing under the laws of Delaware, in its capacity as guarantor (“BMC”), BARRICK GOLD CORPORATION, a corporation duly organized and existing under the laws of the province of Ontario, in its capacity as guarantor (“BGC” and, together with BIBC, BMC and any guarantor added from time to time pursuant to Section 12, the “Guarantors”), and THE BANK OF NEW YORK, as trustee (the “Trustee”).
RECITALS
          ABXFC has duly authorized the execution and delivery of this Indenture to provide for the issuance of $400,000,000 aggregate principal amount of 5.75% Series A ABXFC Notes due 2016 (the “Series A ABXFC Notes”) and $600,000,000 aggregate principal amount of 6.35% Series B ABXFC Notes due 2036 (the “Series B ABXFC Notes,” and together with the Series A ABXFC Notes, the “ABXFC Notes”).
          Each of BIBC, BMC and BGC has duly authorized the execution and delivery of this Indenture, and the making of the Guarantees pursuant to this Indenture (the “Guarantees”).
          All things necessary to make this Indenture a valid agreement of ABXFC, BIBC, BMC and BGC, in accordance with its terms, has been done.
          NOW, THEREFORE, THIS INDENTURE WITNESSETH:
          For and in consideration of the premises and the purchase of the ABXFC Notes by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the ABXFC Notes, as follows:
ARTICLE ONE
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION
SECTION 101. Definitions.
          For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:
     (1) the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;
     (2) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles, and, except as otherwise herein expressly provided, the term “generally accepted accounting principles” with respect to any computation required or permitted hereunder shall mean such accounting principles used in the BGC’s annual financial statements contained in the BGC’s annual report delivered to its shareholders in respect of the fiscal year immediately prior to the date of such computation;

     (3) the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision;
     (4) certain terms, used principally in Article Three, are defined in that Article;
     (5) capitalized terms not otherwise defined in this Indenture have the meanings ascribed to them in the Barrick Indenture.
          “144A Global Note” means one or more Global Notes bearing the Private Placement Legend, that will be issued in an aggregate amount of denominations equal in total to the outstanding principal amount of the ABXFC Notes sold in reliance on Rule 144A.
          “Act”, when used with respect to any Holder, has the meaning specified in Section 104.
          “Administrator” means Maples Finance Limited in its capacity as administrator of ABXFC pursuant to the Administration Agreement, dated as of October 11, 2006, by and between ABXFC and Maples Finance Limited.
          “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing other than any other special purpose company or other entity administered or controlled by the Administrator.
          “Agent Members” has the meaning specified in Section 203.
          “Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary, Euroclear and Clearstream that apply to such transfer or exchange at the relevant time.
          “Authenticating Agent” means any Person appointed by the Trustee to act on behalf of the Trustee pursuant to Section 611 to authenticate ABXFC Notes.
          “Authorized Newspaper” means a newspaper, in the English language or in an official language of the country of publication, customarily published on each Business Day, whether or not published on Saturdays, Sundays or holidays, and of general circulation in each place in connection with which the term is used or in the financial community of each such place. Where successive publications are required to be made in Authorized Newspapers, the successive publications may be made in the same or in different newspapers in the same city meeting the foregoing requirements and in each case on any Business Day.
          “Bankruptcy Law” has the meaning specified in Section 501.
          “Bankruptcy Order” has the meaning specified in Section 501.

          “Barrick Indenture” means the indenture, dated as of the date hereof, among Barrick International Bank Corp., Barrick (HMC) Mining Company, ABXFC (as to certain provisions only) and Barrick Gold Corporation, as guarantor, and the Trustee, governing the Barrick Notes, a copy of which is attached hereto as Exhibit E.
          “Barrick Notes” means, collectively, the Series A Barrick Notes and the Series B Barrick Notes.
          “Barrick Note Trustee” means, the Trustee in its capacity as trustee under the Barrick Indenture.
          “Board of Directors” means the board of directors of ABXFC or a Guarantor, as the case may be, or any duly authorized committee of such board.
          “Board Resolution” means a copy of a resolution certified by, in the case of ABXFC, a Director of or a Person authorized by the Board of Directors of ABXFC, and, in the case of a Guarantor, the Secretary or an Assistant Secretary of such Guarantor, to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.
          “Business Day”, when used with respect to any Place of Payment or any other particular location referred to in this Indenture or in the ABXFC Notes, means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York State.
          “Clearstream” means Clearstream Banking Luxembourg, or its successors.
          “Commission” means the U.S. Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act of 1934, or, if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.
          “Corporate Trust Office” means the principal corporate trust office of the Trustee in the Borough of Manhattan, The City of New York, at which at any particular time its corporate trust business may be administered, which office on the date of execution of this Indenture is located at 4 New York Plaza, 15th Floor, New York, New York 10004.
          “corporation” includes corporations, associations, companies and business trusts, except that the term “corporation”, as used in the definition of “Subsidiary”, shall only include corporations.
          “Currency” means any currency or currencies, composite currency or currency unit or currency units, including, without limitation, the Euro, issued by the government of one or more countries or by any recognized confederation or association of such governments.
          “Custodian” has the meaning specified in Section 501.

          “Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.
          “Defaulted Interest” has the meaning specified in Section 208.
          “Definitive Note” means one or more certificated ABXFC Notes registered in the name of the Holder thereof and issued in accordance with Section 206 hereof, in the form of Exhibit A hereto except that such ABXFC Note shall not include the Global Note Legend and the “Schedule of Exchanges of Interests in the Global Note.”
          “Depositary” means The Depository Trust Company, or any successor thereto.
          “Distribution Compliance Period” means the 40-day distribution compliance period as defined in Regulation S.
          “Dollar” or “$” means a dollar or other equivalent unit in such coin or currency of the United States of America as at the time shall be legal tender for the payment of public and private debts.
          “Euroclear” means Euroclear Bank S.A./N.V., or its successor, as operator of the Euroclear system.
          “Event of Default” has the meaning specified in Section 501.
          “Exchange Act” means the Securities Exchange Act of 1934, as amended and the rules and regulations of the Commission thereunder.
          “Federal Bankruptcy Code” means the Bankruptcy Act of Title 11 of the United States Code, as amended from time to time.
          “Global Notes” means one or more ABXFC Notes in the form of Exhibit A hereto that includes the information referred to in footnotes 1, 2, 4, 5 and 6 to the form of ABXFC Note, attached hereto as Exhibit A, issued under this Indenture, that is deposited with or on behalf of and registered in the name of the Depositary or its nominee.
          “Global Note Legend” means the legend set forth in Section 206(f)(ii) hereof, which is required to be placed on all Global Notes issued under this Indenture.
          “Governmental Authority” means any nation or government, any state, province, territory or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.
          “Guarantee” means any guarantee of a Guarantor as endorsed on an ABXFC Note authenticated and delivered pursuant to this Indenture and shall include the Guarantees set forth in Section 1501 of this Indenture and all other obligations and covenants of the Guarantors contained in this Indenture and any of the ABXFC Notes.

          “Guarantor” means any of BIBC, BMC, BGC or any Person that is added from time to time as a Guarantor of the ABXFC Notes in accordance with Section 1201 and their respective successors and assigns.
          “Holder” means the Person in whose name an ABXFC Note is registered in the Security Register.
          “Indenture” means this instrument as originally executed and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof.
          “Indirect Participant” means an entity that, with respect to DTC, clears through or maintains a direct or indirect, custodial relationship with a Participant.
          “Interest Payment Date”, when used with respect to any ABXFC Note, means the Stated Maturity of an installment of interest on such ABXFC Note.
          “Issuer Request” or “Issuer Order” means a written request or order signed in the name of ABXFC by the Administrator and delivered to the Trustee.
          “Judgment Currency” has the meaning specified in Section 114.
          “Maturity”, when used with respect to any ABXFC Note, means the date on which the principal of such ABXFC Note or an installment of principal becomes due and payable as therein or herein provided, by declaration of acceleration, notice of redemption or otherwise.
          “Non-U.S. Person” means any Person other than a U.S. Person.
          “Note Exchange Date” means the third Business Day following the last day of the Revolving Period.
          “Notes Custodian” means the Trustee, as custodian with respect to the ABXFC Notes in global form, or any successor entity thereto.
          “Officers’ Certificate” means, in the case of ABXFC, a certificate signed by the a Director of ABXFC or the Administrator, and, in the case of a BGC, a certificate signed by its Chairman, the Chief Executive Officer, the President or a Vice President, and by its Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary, and in the case of any other Guarantor, any two directors or officers of such Guarantor and, in each case, delivered to the Trustee.
          “Opinion of Counsel” means a written opinion of counsel, who may be counsel for ABXFC, the Administrator or a Guarantor, including an employee of a Guarantor, and who shall be acceptable to the Trustee.

          “Outstanding”, when used with respect to ABXFC Notes, means, as of the date of determination, all ABXFC Notes theretofore authenticated and delivered under this Indenture, except:
     (i) ABXFC Notes theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;
     (ii) ABXFC Notes, or portions thereof, for whose payment or redemption or repayment at the option of the Holder money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than ABXFC, the Administrator or a Guarantor) in trust or set aside and segregated in trust by ABXFC or a Guarantor (if ABXFC, the Administrator or a Guarantor shall act as the Paying Agent) for the Holders of such ABXFC Notes; provided that, if such ABXFC Notes are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made; and
     (iii) ABXFC Notes in exchange for or in lieu of which other ABXFC Notes have been authenticated and delivered pursuant to this Indenture, other than any such ABXFC Notes in respect of which there shall have been presented to the Trustee proof satisfactory to it that such ABXFC Notes are held by a bona fide purchaser in whose hands such ABXFC Notes are valid obligations of ABXFC;
provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding ABXFC Notes have given any request, demand, authorization, direction, notice, consent or waiver hereunder or are present at a meeting of Holders for quorum purposes, the ABXFC Notes owned by ABXFC, any Guarantor or any other obligor upon the ABXFC Notes or any Affiliate of ABXFC, any Guarantor or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in making such calculation or in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only ABXFC Notes which the Trustee knows to be so owned shall be so disregarded. ABXFC Notes so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee certifies to the Trustee the pledgee’s right so to act with respect to such ABXFC Notes and that the pledgee is not ABXFC, a Guarantor or any other obligor upon the ABXFC Notes or any Affiliate of ABXFC, a Guarantor or such other obligor.
          “Participant” means, with respect to the Depositary, Euroclear or Clearstream, a Person who has an account with the Depositary, Euroclear or Clearstream, respectively (and, with respect to The Depository Trust Company, shall include Euroclear and Clearstream).
          “Paying Agent” means any Person (including ABXFC or the Administrator acting as Paying Agent) authorized by ABXFC to pay the principal of or interest on any ABXFC Notes on behalf of ABXFC.
          “Person” means an individual, partnership, corporation, business trust, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

          “Place of Payment” means the place or places where the principal of and interest on such ABXFC Notes are payable as specified as contemplated by Section 1002.
          “Private Placement Legend” means the legend set forth in Section 206(f)(i) hereof to be placed on all ABXFC Notes issued under this Indenture except where specifically stated otherwise by the provisions of this Indenture.
          “QIB” means a “qualified institutional buyer” as defined in Rule 144A.
          “QP” means a “qualified purchaser” as defined in Section 2(a)(51)(a) of the Investment Company Act of 1940, as amended.
          “rate(s) of exchange” has the meaning specified in Section 114.
          “Redemption Date”, when used with respect to any ABXFC Note to be redeemed, in whole or in part, means the date fixed for such redemption by or pursuant to this Indenture.
          “Redemption Price”, when used with respect to any ABXFC Note to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.
          “Reg S Permanent Global Note” means one or more permanent Global Notes bearing the Private Placement Legend, that will be issued in an aggregate amount of denominations equal in total to the outstanding principal amount of the Reg S Temporary Global Note upon expiration of the Distribution Compliance Period.
          “Reg S Temporary Global Note” means one or more temporary Global Notes bearing the Private Placement Legend and the Reg S Temporary Global Note Legend, issued in an aggregate amount of denominations equal in total to the outstanding principal amount of the ABXFC Notes initially sold in reliance on Rule 903 of Regulation S.
          “Reg S Temporary Global Note Legend” means the legend set forth in Section 206(f)(iii) hereof, which is required to be placed on all Reg S Temporary Global Notes issued under this Indenture.
          “Regular Record Date” for the interest payable on any Interest Payment Date on the ABXFC Notes of or within any Series means the date specified for that purpose in such Certificated ABXFC Note or Global Note, as applicable.
          “Regulation S” means Regulation S promulgated under the Securities Act, as it may be amended from time to time, and any successor provision thereto.
          “Regulation S Global Note” means a Reg S Temporary Global Note or a Reg S Permanent Global Note, as the case may be.
          “Required Currency” has the meaning specified in Section 114.
          “Responsible Officer”, when used with respect to the Trustee, means the chairman or any vice-chairman of the board of directors, the chairman or any vice-chairman of the executive committee of the board of directors, the chairman of the trust committee, the president, any vice president, the secretary, any assistant secretary, the treasurer, any assistant treasurer, the cashier, any assistant cashier, any trust officer or assistant trust officer, the controller or any assistant controller or any other officer of the Trustee customarily performing functions similar to those performed by any of the above-designated officers, and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.
          “Restricted Definitive Note” means one or more Definitive Notes bearing the Private Placement Legend, issued under this Indenture.
          “Restricted Global Note” means one or more Global Notes bearing the Private Placement Legend, issued under this Indenture; provided, that in no case shall an Exchange Note issued in accordance with this Indenture be a Restricted Global Note.
          “Rule 144” means Rule 144 promulgated under the Securities Act, as it may be amended from time to time, and any successor provision thereto.
          “Rule 144A” means Rule 144A promulgated under the Securities Act, as it may be amended from time to time, and any successor provision thereto.
          “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.
          “Security Register” and “Security Registrar” have the respective meanings specified in Section 208.
          “Series” means, with respect to the ABXFC Notes, either Series A ABXFC Notes or Series B ABXFC Notes and, with respect to the Barrick Notes, either the Series A Barrick Notes or Series B Barrick Notes.
          “Series A Barrick Notes” means the 5.75% Series A Barrick Copper Notes due 2016.
          “Series B Barrick Notes” means the 6.35% Series B Barrick Copper Notes due 2036.
          “Special Record Date” for the payment of any Defaulted Interest on the ABXFC Notes means a date fixed by the Trustee.
          “Stated Maturity”, when used with respect to any ABXFC Notes or any installment of principal thereof or interest thereon, means the date specified in such ABXFC Note as the fixed date on which the principal of such ABXFC Note or such installment of principal or interest is due and payable.
          “Subsidiary” means, in relation a Person, (i) a corporation more than 50% of the outstanding Voting Stock of which at the time of determination is owned, directly or indirectly, by such Person or by one or more Subsidiaries of such Person or by such Person and one or more of its Subsidiaries and the votes carried by such Voting Stock are sufficient, if exercised, to elect a majority of the board of directors of the corporation or (ii) any other Person (other than a corporation) in which at the time of determination the first-mentioned Person in this definition and/or one or more of its Subsidiaries, directly or indirectly, has or have at least a majority ownership and power to direct the policies, management and affairs of the Person.
          “Trustee” means the Person named as the “Trustee” in the first paragraph of this Indenture until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder; provided, however, that if at any time there is more than one such Person, “Trustee” as used with respect to the ABXFC Notes of any Series shall mean only the Trustee with respect to ABXFC Notes of that Series.
          “United States” means the United States of America (including the states and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.
          “Unrestricted Definitive Note” means one or more Definitive Notes that do not bear and are not required to bear the Private Placement Legend, issued under this Indenture.
          “Unrestricted Global Note” means one or more permanent Global Notes representing a series of Notes that does not bear and is not required to bear the Private Placement Legend, issued under this Indenture.
          “U.S. GAAP” means generally accepted accounting principles that are in effect from time to time in the United States of America.
          “Vice President”, when used with respect to BIBC, BMC, BGC or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title “vice president”.
          “Voting Stock” means securities or other ownership interests of a corporation, partnership or other entity having by the terms thereof ordinary voting power to vote in the election of the board of directors or other persons performing similar functions of such corporation, partnership or other entity (without regard to the occurrence of any contingency).
SECTION 102. Compliance Certificates and Opinions.
          Upon any application or request by ABXFC or a Guarantor to the Trustee to take any action under any provision of this Indenture, ABXFC or such Guarantor shall furnish to the Trustee, an Officers’ Certificate stating that all conditions precedent, if any, provided for in this Indenture (including any covenant compliance with which constitutes a condition precedent) relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

          Every certificate or opinion with respect to compliance with a covenant or condition provided for in this Indenture (other than pursuant to Section 1004) shall include:
     (1) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;
     (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;
     (3) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and
     (4) a statement as to whether, in the opinion of each such individual, such covenant or condition has been complied with.
SECTION 103. Form of Documents Delivered to Trustee.
          In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.
          Any certificate or opinion of an officer of ABXFC or a Guarantor may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of ABXFC or the Administrator, or a Guarantor, as the case may be, stating that the information with respect to such factual matters is in the possession of ABXFC or the Administrator, or such Guarantor, as the case may be, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.
          Any certificate or opinion of an officer of ABXFC or a Guarantor or of counsel may be based, insofar as it relates to accounting matters, upon a certificate or opinion of, or representations by, an accountant or firm of accountants in the employ of ABXFC or a Guarantor, unless such officer or counsel, as the case may be, knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the accounting matters upon which such certificate or opinion may be based are erroneous. Any certificate or opinion of any independent firm of public accountants filed with the Trustee shall contain a statement that such firm is independent.

          Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.
SECTION 104. Acts of Holders.
          (a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders of the Outstanding ABXFC Notes of either Series or both Series, as the case may be, may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed in writing. Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments or record or both are delivered to the Trustee and, where it is hereby expressly required, to ABXFC and the Guarantors. Such instrument or instruments and any such record (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments or so voting at any such meeting. Proof of execution of any such instrument or of a writing appointing any such agent, or of the holding by any Person of an ABXFC Note, shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee, ABXFC and the Guarantors, if made in the manner provided in this Section. The record of any meeting of Holders of ABXFC Notes shall be proved in the manner provided in Section 1606.
          (b) The fact and date of the execution by any Person of any such instrument or writing may be proved in any reasonable manner which the Trustee deems sufficient.
          (c) The principal amount and serial numbers of ABXFC Notes held by any Person, and the date of holding the same, shall be proved by the Security Register.
          (d) If ABXFC or any Guarantor shall solicit from the Holders of ABXFC Notes any request, demand, authorization, direction, notice, consent, waiver or other Act, ABXFC or any Guarantor, as the case may be, may, at its option, by or pursuant to a Board Resolution, fix in advance a record date for the determination of Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but ABXFC or any Guarantor, as the case may be, shall have no obligation to do so. Such record date shall be the record date specified in or pursuant to such Board Resolution, which shall be a date not earlier than the date 30 days prior to the first solicitation of Holders generally in connection therewith and not later than the date such solicitation is completed. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of Outstanding ABXFC Notes have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the Outstanding ABXFC Notes shall be computed as of such record date; provided that no such authorization, agreement or consent by the Holders on such record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than eleven months after the record date.

          (e) Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any ABXFC Note shall bind every future Holder of the same ABXFC Note and the Holder of every ABXFC Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee, ABXFC or any Guarantor in reliance thereon, whether or not notation of such action is made upon such ABXFC Note.
SECTION 105. Notices, etc. to Trustee, ABXFC and Guarantors.
          Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other documents provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,
     (1) the Trustee by any Holder or by or on behalf of ABXFC or a Guarantor shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing or sent by facsimile to the Trustee at its Corporate Trust Office, 4 New York Plaza, 15th Floor, New York, New York 10004, Attention: Denise S. Moore, Worldwide Securities Services, (212) 623-6216; or
     (2) ABXFC or the Guarantors by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, or sent by overnight courier to ABXFC or the Guarantors, as the case may be, addressed to Maples Finance Limited, as Administrator, P.O. Box 1093GT, Queensgate House, South Church Street, George Town, Grand Cayman, Cayman Islands, in the case of ABXFC, First Floor, Enfield House, Upper Collymore Rock, St. Michael, Barbados, in the case of BIBC, and BCE Place, Canada Trust Tower, Suite 3700, 161 Bay Street, Toronto, Ontario, Canada M5J251, in the case of BMC and BGC or at any other address previously furnished in writing to the Trustee by ABXFC or any Guarantor, as the case may be.
SECTION 106. Notice to Holders; Waiver.
          Where this Indenture provides for notice of any event to Holders of ABXFC Notes by ABXFC, a Guarantor or the Trustee, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each such Holder affected by such event, at his address as it appears in the Security Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders of ABXFC Notes is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders of ABXFC Notes. Any notice mailed to a Holder in the manner herein prescribed shall be conclusively deemed to have been received by such Holder, whether or not such Holder actually receives such notice.
          In case, by reason of the suspension of or irregularities in regular mail service or by reason of any other cause, it shall be impractical to mail notice of any event to Holders of ABXFC Notes when such notice is required to be given pursuant to any provision of this

Indenture, then any manner of giving such notice as shall be directed by ABXFC shall be deemed to be sufficient giving of such notice for every purpose hereunder.
          Any request, demand, authorization, direction, notice, consent or waiver required or permitted under this Indenture shall be in the English language, except that any published notice may be in an official language of the country of publication.
          Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.
SECTION 107. Effect of Headings and Table of Contents.
          The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.
SECTION 108. Successors and Assigns.
          All covenants and agreements in this Indenture by ABXFC and the Guarantors shall bind their respective successors and assigns, whether so expressed or not.
SECTION 109. Separability Clause.
          In case any provision in this Indenture or in any ABXFC Note shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
SECTION 110. Benefits of Indenture.
          Nothing in this Indenture or in the ABXFC Notes, express or implied, shall give to any Person, other than the parties hereto, any Authenticating Agent, any Paying Agent, any ABXFC Notes Registrar and their successors hereunder and the Holders of ABXFC Notes, any benefit or any legal or equitable right, remedy or claim under this Indenture.
SECTION 111. Governing Law.
          This Indenture, the Guarantees and the ABXFC Notes shall be governed by and construed in accordance with the law of the State of New York.
SECTION 112. Legal Holidays.
          In any case where any Interest Payment Date, Redemption Date or Stated Maturity or Maturity of any ABXFC Note shall not be a Business Day at any Place of Payment, then (notwithstanding any other provision of this Indenture or of any ABXFC Note, payment of principal or interest need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at such Place of Payment with the same force and effect as if made on the Interest Payment Date or Redemption Date or at the Stated Maturity or Maturity; provided that no interest shall accrue for the period from and after such Interest Payment Date, Redemption Date, Stated Maturity or Maturity, as the case may be.
SECTION 113. Agent for Service; Submission to Jurisdiction; Waiver of Immunities.
          By the execution and delivery of this Indenture, ABXFC and each Guarantor (i) irrevocably designates and appoints, and acknowledges that it has irrevocably designated and appointed, CT Corporation System, 111 8th Avenue, 13th Floor, New York, New York 10011 as its authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the ABXFC Notes, the Guarantees or this Indenture that may be instituted in any United States federal or New York state court in The City of New York or brought under federal or state securities laws or brought by the Trustee (whether in its individual capacity or in its capacity as Trustee hereunder) or, subject to Section 507, any Holder of ABXFC Notes or Guarantees in any United States federal or New York state court in The City of New York, (ii) submits to the non-exclusive jurisdiction of any such court in any such suit, action or proceeding, and (iii) agrees that service of process upon CT Corporation System and written notice of said service to ABXFC or a Guarantor, as the case may be (mailed or delivered to its Secretary at its principal office specified in Section 106 of this Indenture and in the manner specified in Section 105 hereof), shall be deemed in every respect effective service of process upon ABXFC or a Guarantor, as the case may be in any such suit, action or proceeding. ABXFC and each Guarantor further agree to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of CT Corporation System in full force and effect so long as any of the ABXFC Notes shall be Outstanding or any amounts shall be payable in respect of any ABXFC Notes.
          ABXFC and each Guarantor irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such action, suit or proceeding in any such court or any appellate court with respect thereto and irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient form to the maintenance of any such action, suit or proceeding in any such court.
          To the extent that ABXFC or a Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each of them hereby irrevocably waives such immunity in respect of its obligations under this Indenture, the applicable Guarantee and the ABXFC Notes, as applicable, to the extent permitted by law.
SECTION 114. Conversion Currency
          ABXFC and each Guarantor covenant and agree that the following provisions shall apply to conversion of Currency in the case of the ABXFC Notes, the Guarantees and this Indenture to the fullest extent permitted by applicable law:
     (a) (i) If for the purposes of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into a currency (the “Judgment

Currency”) an amount due or contingently due under the ABXFC Notes or this Indenture in any other currency (the “Required Currency”), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which the judgment is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).
     (ii) If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, ABXFC or the applicable Guarantor, as the case may be, shall pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the Judgment Currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in the Required Currency originally due.
          (b) In the event of the winding-up of ABXFC or a Guarantor at any time while any amount or damages owing under the ABXFC Notes, the Guarantees and this Indenture, or any judgment or order rendered in respect thereof, shall remain unpaid or outstanding, ABXFC or such Guarantor, as the case may be, shall indemnify and hold the Holders and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (1) the date as of which the equivalent of the amount in the Required Currency (other than under this Subsection (b)) is calculated for the purposes of such winding-up and (2) the final date for the filing of proofs of claim in such winding-up. For the purpose of this Subsection (b) the final date for the filing of proofs of claim in the winding-up of ABXFC or such Guarantor, as the case may be, shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of ABXFC or such Guarantor, as the case may be, may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.
          (c) The obligations contained in Subsections (a)(ii) and (b) of this Section shall constitute separate and independent obligations of ABXFC or the Guarantors, as the case may be, from its other obligations under the ABXFC Notes, the Guarantees and this Indenture, shall give rise to separate and independent causes of action against ABXFC and the Guarantors, shall apply irrespective of any waiver or extension granted by any Holder or Trustee from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of ABXFC or a Guarantor for a liquidated sum in respect of amounts due hereunder (other than under Subsection (b) above) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by ABXFC, such Guarantor or the applicable liquidator. In the case of Subsection (b) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.
          (d) The term “rate(s) of exchange” shall mean the Bank of Canada noon rate for purchases on the relevant date of the Required Currency with the Judgment Currency, as reported by Telerate on screen 3194 (or such other means of reporting the Bank of Canada noon rate as may be agreed upon by each of the parties to this Indenture) and includes any costs of exchange payable.
SECTION 115. Limited Recourse.
          Payments of principal (including the Redemption Price, if any) and interest in respect of any Series A ABXFC Note will be funded solely from the corresponding payments under the Series A Barrick Notes, under BGC’s guarantee of each of BIBC’s and the Joint Obligor’s obligations under the Series A Barrick Notes or under the Guarantees. If such funds are insufficient to make payments due on the Series A ABXFC Notes, no other assets of ABXFC will be available for payment of the deficiency and all obligations of ABXFC and any claims against ABXFC in respect of such amounts under the Series A ABXFC Notes will be extinguished and will not revive.
          Payments of principal (including the Redemption Price, if any) and interest in respect of any Series B ABXFC Note will be funded solely from the corresponding payments under the Series B Barrick Notes, under BGC’s guarantee of each of BIBC’s and the Joint Obligor’s obligations under the Series B Barrick Notes or under the Guarantees. If such funds are insufficient to make payments due on the Series B ABXFC Notes, no other assets of ABXFC will be available for payment of the deficiency and all obligations of ABXFC and any claims against ABXFC in respect of such amounts under the Series B ABXFC Notes will be extinguished and will not revive.
          Neither payments of the BIBC Settlement Date Payment received by ABXFC from BIBC under the Barrick Notes nor amounts received by ABXFC under the Copper Swap Agreements will be paid to Holders of ABXFC Notes. Holders of ABXFC Notes will not be required to fund any portion of payments to the Counterparties under the Copper Swap Agreements, and no amount which would otherwise be due to Holders of ABXFC Notes will be used to make such payments.
          A director, officer, employee, shareholder or affiliate, as such, of ABXFC, the Administrator, Maples Finance Limited in its capacity as share trustee of the shares in ABXFC or any Guarantor shall not have any liability for any obligations of ABXFC or any Guarantor under the ABXFC Notes, the Guarantees or this Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting an ABXFC Note, each Holder shall waive and release all such liability. Such waiver and release shall be part of the consideration for the issue of the ABXFC Notes.
SECTION 116. Multiple Originals.
          The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Indenture.
ARTICLE TWO
SECURITY FORMS
SECTION 201. Form and Dating.

          The ABXFC Notes and the Trustee’s certificate of authentication shall be substantially in the form set forth in Exhibit A and Section 202 hereof, respectively. The ABXFC Notes may have notations, legends or endorsements required by law or usage. Each ABXFC Note shall be dated the date of its authentication.
          The terms and provisions contained in the ABXFC Notes shall constitute, and are hereby expressly made, a part of this Indenture and ABXFC, the Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any ABXFC Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.
SECTION 202. Form of Trustee’s Certificate of Authentication.
          Subject to Section 611, the Trustee’s certificate of authentication shall be in substantially the following form:
TRUSTEE’S CERTIFICATE OF AUTHENTICATION
          Dated:
          This is one of the ABXFC Notes of the Series designated therein referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK, as Trustee

By
Authorized Officer
SECTION 203. ABXFC Notes Issuable in Global Form
          ABXFC Notes issued in global form shall be substantially in the form of Exhibit A attached hereto (including the Global Note Legend thereon and the “Schedule of Exchanges of Interests in the Global Note” attached thereto). Each Global Note shall represent such of the Outstanding ABXFC Notes as shall be specified therein and each shall provide that it shall represent the aggregate principal amount of Outstanding ABXFC Notes from time to time endorsed thereon and that the aggregate principal amount of Outstanding ABXFC Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of Outstanding ABXFC Notes represented thereby shall be made by the Trustee or the Notes Custodian, at the direction of the Trustee, in accordance with written instructions given by the Holder thereof as required by Section 206.

          The provisions of the “Operating Procedures of the Euroclear System” and “Terms and Conditions Governing Use of Euroclear” and the “General Terms and Conditions of Clearstream Banking Luxembourg” and “Customer Handbook” of Clearstream in effect at the relevant time shall be applicable to transfers of beneficial interests in the Regulation S Global Notes that are held by Participants through Euroclear or Clearstream.
SECTION 204. [Intentionally Omitted].
SECTION 205. Execution, Authentication, Delivery and Dating
          The ABXFC Notes shall be executed on behalf of ABXFC by any Person authorized by its Board of Directors to do so. The signature of any of these Persons on the ABXFC Notes may be the manual or facsimile signatures of the present or any future such authorized officer and may be imprinted or otherwise reproduced on the ABXFC Notes.
          ABXFC Notes bearing the manual or facsimile signatures of individuals who were at any time duly authorized to sign on behalf of ABXFC shall bind ABXFC notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such ABXFC Notes or did not hold such offices at the date of such ABXFC Notes.
          At any time after the execution and delivery of this Indenture, ABXFC may deliver ABXFC Notes of any Series in accordance with the terms of this Indenture, executed by ABXFC and endorsed by the Parent Guarantor to the Trustee for authentication, together with an Issuer Order for the authentication and delivery of such ABXFC Notes, and the Trustee in accordance with the Issuer Order shall authenticate and deliver such ABXFC Notes.
          In authenticating the ABXFC Notes, and accepting the responsibilities under this Indenture in relation to the ABXFC Notes, the Trustee shall be entitled to receive, and shall be fully protected in relying upon, an Opinion or Opinions of Counsel of ABXFC and the Guarantors stating:
     (a) that the form the ABXFC Notes and the Guarantees have been established in conformity with the provisions of this Indenture;
     (b) that the ABXFC Notes and the Guarantees, when completed by appropriate insertions and executed and delivered by ABXFC and the Guarantors to the Trustee for authentication in accordance with this Indenture, authenticated and delivered by the Trustee in accordance with this Indenture and issued by ABXFC and the Guarantors in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute the legal, valid and binding obligations of ABXFC and the Guarantors, respectively, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting the enforcement of creditors’ rights, to general equitable principles and to such other qualifications as such counsel shall conclude do not materially affect the rights of Holders of the ABXFC Notes;

     (c) that all laws and requirements in respect of the execution and delivery by ABXFC and by the Guarantors of the Guarantees, have been complied with and that authentication and delivery of the ABXFC Notes by the Trustee will not violate the terms of this Indenture;
     (d) that each of ABXFC and the Guarantors has the corporate power to issue the ABXFC Notes and any Guarantees, respectively, and has duly taken all necessary corporate action with respect to such issuance; and
     (e) that the issuance of the ABXFC Notes and any Guarantees will not contravene the articles of incorporation or by-laws of ABXFC or the Guarantors, or result in any violation of any of the terms or provisions of any law or regulation.
          The Trustee shall not be required to authenticate and deliver any such ABXFC Notes if the issue of such ABXFC Notes pursuant to this Indenture will affect the Trustee’s own rights, duties or immunities under the ABXFC Notes and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.
          Each ABXFC Note shall be dated the date of its authentication. No ABXFC Note or Guarantee endorsed thereon shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such ABXFC Note a certificate of authentication substantially in the form provided for herein duly executed by the Trustee by manual signature of an authorized officer, and such certificate upon any ABXFC Note shall be conclusive evidence, and the only evidence, that such ABXFC Note has been duly authenticated and delivered hereunder and is entitled, together with the Guarantee endorsed thereon to the benefits of this Indenture. Notwithstanding the foregoing, if the ABXFC Notes shall have been authenticated and delivered hereunder but never issued and sold by ABXFC, and ABXFC shall deliver the ABXFC Notes to the Trustee for cancellation, together with a written statement (which need not comply with Section 102 and need not be accompanied by an Opinion of Counsel) stating that the ABXFC Notes have never been issued and sold by ABXFC, for all purposes of this Indenture the ABXFC Notes shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.
          The ABXFC Notes shall be issuable only in registered form without coupons and only in denominations of $100,000 in principal amount and any $1,000 integral multiple thereof.
SECTION 206. Transfer and Exchange
          (a) Transfer and Exchange of Global Notes. A Global Note may not be transferred as a whole except by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. All Global Notes will be exchanged by ABXFC for Definitive Notes if ABXFC delivers to the Trustee notice from the Depositary that the Depositary is unwilling or unable to continue to act as Depositary for the Global Notes and ABXFC thereupon fails to appoint a successor Depositary within 90 days. Upon the occurrence of such event, Definitive Notes shall be issued in such names as the Depositary shall instruct the Trustee in writing. Global Notes also may be exchanged or replaced, in whole or in part, as provided in Sections 207 and 214 hereof. Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to this Section 206 or Section 207 or 214 hereof, shall be authenticated and delivered in the form of, and shall be, a Global Note. A Global Note may not be exchanged for another Note other than as provided in this Section 206(a), however, beneficial interests in a Global Note may be transferred and exchanged as provided in Section 206(b), or (c) hereof.
          (b) Transfer and Exchange of Beneficial Interests in the Global Notes. The transfer and exchange of beneficial interests in the Global Notes shall be effected through the Depositary, in accordance with the provisions of this Indenture and the Applicable Procedures. Beneficial interests in the Restricted Global Notes shall be subject to restrictions on transfer as set forth herein. Transfers of beneficial interests in the Global Notes also shall require compliance with either subparagraph (i) or (ii) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:
          (i) Transfer of Beneficial Interests in the Same Global Note. Beneficial interests in any Restricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Note in accordance with the transfer restrictions set forth in the Private Placement Legend. Beneficial interests in any Unrestricted Global Note may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Unrestricted Global Note. No written orders or instructions shall be required to be delivered to the Security Registrar to effect the transfers described in this Section 206(b)(i).
          (ii) All Other Transfers and Exchanges of Beneficial Interests in Global Notes. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 206(b)(i) above, the transferor of such beneficial interest must deliver to the Security Registrar both (1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another Global Note in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Notes contained in this Indenture and the Notes or otherwise applicable under the Securities Act, upon the written instructions of ABXFC or the Administrator, the Trustee shall adjust the principal amount of the relevant Global Note(s) pursuant to Section 206(g) hereof.
          (iii) Transfer of Beneficial Interests to Another Restricted Global Note. A beneficial interest in any Restricted Global Note may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Note if the transfer complies with the requirements of Section 206(b)(ii) above and the Security Registrar receives the following:
          (A) if the transferee will take delivery in the form of a beneficial interest in the 144A Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof; and

          (B) if the transferee will take delivery in the form of a beneficial interest in the Reg S Temporary Global Note or the Reg S Permanent Global Note, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof.
          (iv) Transfer and Exchange of Beneficial Interests in a Restricted Global Note for Beneficial Interests in the Unrestricted Global Note. A beneficial interest in any Restricted Global Note may be exchanged by any holder thereof for a beneficial interest in an Unrestricted Global Note or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note if the exchange or transfer complies with the requirements of Section 206(b)(ii) above and the Security Registrar receives the following: (1) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (1)(a) thereof; or (2) if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Note, a certificate from such holder in the form of Exhibit B hereto, including the certifications in item (4) thereof; and, if the Security Registrar or ABXFC so requests or if the Applicable Procedures so require, an Opinion of Counsel in form, reasonably acceptable to the Security Registrar and ABXFC to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.
          If any such transfer is effected pursuant to subparagraph (A) above at a time when an Unrestricted Global Note has not yet been issued, ABXFC shall issue and, upon receipt of an Authentication Order in accordance with Section 2.2 hereof, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred pursuant to subparagraph (A) above. Beneficial interests in an Unrestricted Global Note cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Note.
          (c) Transfer or Exchange of Beneficial Interests for Definitive Notes.
          (i) Beneficial Interests in Restricted Global Notes to Restricted Definitive Notes. If any holder of a beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Definitive Note, then, upon receipt by the Security Registrar of the following documentation:
          (A) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for a Restricted Definitive Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (2)(a) thereof;

          (B) if such beneficial interest is being transferred to a Person who is both a QIB in accordance with Rule 144A and a QP, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;
          (C) if such beneficial interest is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof;
          (D) if such beneficial interest is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 and to a QP, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(a) thereof;
          (E) if such beneficial interest is being transferred to ABXFC or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(b) thereof; or
          (F) if such beneficial interest is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(c) thereof, the Trustee, upon the written instructions of ABXFC or the Administrator, shall cause the aggregate principal amount of the applicable Restricted Global Note to be reduced accordingly pursuant to Section 206(g) hereof, and ABXFC shall execute and, upon receipt of an authentication order pursuant to Section 205 hereof, the Trustee shall authenticate and deliver to the Person designated in the instructions a Restricted Definitive Note in the appropriate principal amount. Any Restricted Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 206(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Security Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Restricted Definitive Notes to the Persons in whose names such Notes are so registered. Any Restricted Definitive Note issued in exchange for a beneficial interest in a Restricted Global Note pursuant to this Section 206(c)(i) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.
          (ii) Beneficial Interests in Restricted Global Notes to Unrestricted Definitive Notes. A holder of a beneficial interest in a Restricted Global Note may exchange such beneficial interest for an Unrestricted Definitive Note or may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note only if the Security Registrar receives the following: (1) if the holder of such beneficial interest in a Restricted Global Note proposes to exchange such beneficial interest for an Unrestricted Definitive Note, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (1)(b) thereof; or (2) if the holder of such beneficial interest in a Restricted Global Note proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such holder in the form of Exhibit B hereto, including the certifications in item (4) thereof; and, if the Security Registrar or ABXFC so requests or if the Applicable Procedures so require, an Opinion of Counsel in form, reasonably acceptable to the Security Registrar and ABXFC to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.
          (iii) Beneficial Interests in Unrestricted Global Notes to Unrestricted Definitive Notes. If any holder of a beneficial interest in an Unrestricted Global Note proposes to exchange such beneficial interest for an Unrestricted Definitive Note or to transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note, then, upon satisfaction of the conditions set forth in Section 206(b)(ii) hereof, the Trustee, upon the written instructions of ABXFC or the Administrator, shall cause the aggregate principal amount of the applicable Unrestricted Global Note to be reduced accordingly pursuant to Section 206(g) hereof, and ABXFC shall execute and, upon receipt of an authentication order pursuant to Section 205 hereof, the Trustee shall authenticate and deliver to the Person designated in the instructions an Unrestricted Definitive Note in the appropriate principal amount. Any Unrestricted Definitive Note issued in exchange for a beneficial interest pursuant to this Section 206(c)(iii) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Security Registrar in writing through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Unrestricted Definitive Notes to the Persons in whose names such Notes are so registered. Any Unrestricted Definitive Note issued in exchange for a beneficial interest pursuant to this Section 206(c)(iii) shall not bear the Private Placement Legend.
          (iv) Transfer or Exchange of Reg S Temporary Global Notes. Notwithstanding the other provisions of this Section 206, a beneficial interest in the Reg S Temporary Global Note may not be (A) exchanged for a Definitive Note prior to (x) the expiration of the Distribution Compliance Period (unless such exchange is effected by ABXFC, does not require an investment decision on the part of the holder thereof and does not violate the provisions of Regulation S) and (y) the receipt by the Security Registrar of any certificates identified by ABXFC or its counsel to be required pursuant to Rule 903(c)(3)(B) under the Securities Act or (B) transferred to a Person who takes delivery thereof in the form of a Definitive Note prior to the events set forth in clause (A) above or unless the transfer is pursuant to an exemption from the registration requirements of the Securities Act other than Rule 903 or Rule 904.
          (d) Transfer and Exchange of Definitive Notes for Beneficial Interests.
          (i) Restricted Definitive Notes to Beneficial Interests in Restricted Global Notes. If any Holder of a Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note or to transfer such Restricted Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Note, then, upon receipt by the Security Registrar of the following documentation:

          (A) if the Holder of such Restricted Definitive Note proposes to exchange such Note for a beneficial interest in a Restricted Global Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (2)(b) thereof;
          (B) if such Restricted Definitive Note is being transferred to a Person who is both a QIB in accordance with Rule 144A and a QP, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof; or
          (C) if such Restricted Definitive Note is being transferred to a Non-U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2) thereof, the Trustee, upon the written instructions of ABXFC or the Administrator, shall cancel the Restricted Definitive Note, increase or cause to be increased the aggregate principal amount of, in the case of clause (A) above, the appropriate Restricted Global Note, in the case of clause (B) above, the 144A Global Note, and in the case of clause (C) above, the Regulation S Global Note.
          (ii) Restricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes. A holder of a Restricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Restricted Definitive Note to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note only if the Security Registrar receives the following: (1) if the Holder of such Restricted Definitive Notes proposes to exchange such Notes for a beneficial interest in the Unrestricted Global Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(c) thereof; or (2) if the Holder of such Restricted Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of a beneficial interest in the Unrestricted Global Note, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof; and, if the Security Registrar or ABXFC so requests or if the Applicable Procedures so require, an Opinion of Counsel in form, reasonably acceptable to the Security Registrar and ABXFC to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act. Upon satisfaction of the conditions in this Section 206(d)(ii), the Trustee, upon the written instructions of ABXFC or the Administrator, shall cancel the Restricted Definitive Notes so transferred or exchanged and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Note.
          (iii) Unrestricted Definitive Notes to Beneficial Interests in Unrestricted Global Notes. A Holder of an Unrestricted Definitive Note may exchange such Note for a beneficial interest in an Unrestricted Global Note or transfer such Definitive Notes to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Note at any time. Upon receipt of a request for such an exchange or transfer, the Trustee, upon the written instructions of ABXFC or the Administrator, shall cancel the applicable Unrestricted Definitive Note and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Notes. If any such exchange or transfer from a Definitive Note to a beneficial interest is effected pursuant to subparagraphs (i)(B), (ii) or (iii) of this Section 206(d) at a time when an Unrestricted Global Note has not yet been issued, ABXFC shall issue and, upon receipt of an authentication order in accordance with Section 205 hereof, the Trustee shall authenticate one or more Unrestricted Global Notes in an aggregate principal amount equal to the principal amount of Definitive Notes so transferred.
          (e) Transfer and Exchange of Definitive Notes for Definitive Notes. Upon request by a Holder of Definitive Notes and such Holder’s compliance with the provisions of this Section 206(e), the Security Registrar shall register the transfer or exchange of Definitive Notes. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Security Registrar the Definitive Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Security Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 206(e).
          (i) Restricted Definitive Notes to Restricted Definitive Notes. Any Restricted Definitive Note may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Definitive Note if the Security Registrar receives the following:
          (A) if the transfer will be made pursuant to Rule 144A and to a QP, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof;
          (B) if the transfer will be made pursuant to Rule 903 or Rule 904 under the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (2) thereof; and
          (C) if the transfer will be made pursuant to any other exemption from the registration requirements of the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable.
          (ii) Restricted Definitive Notes to Unrestricted Definitive Notes. Any Restricted Definitive Note may be exchanged by the Holder thereof for an Unrestricted Definitive Note or transferred to a Person or Persons who take delivery thereof in the form of an Unrestricted Definitive Note if the Security Registrar receives the following: (1) if the Holder of such Restricted Definitive Notes proposes to exchange such Notes for an Unrestricted Definitive Note, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(d) thereof; or (2) if the Holder of such Restricted Definitive Notes proposes to transfer such Notes to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Note, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof; and, if the Security Registrar or ABXFC so requests or if the Applicable Procedures so require, an Opinion of Counsel in form, reasonably acceptable to the Security Registrar and ABXFC to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private

Placement Legend are no longer required in order to maintain compliance with the Securities Act.
          (iii) Unrestricted Definitive Notes to Unrestricted Definitive Notes. A Holder of Unrestricted Definitive Notes may transfer such Notes to a Person who takes delivery thereof in the form of an Unrestricted Definitive Note. Upon receipt of a request to register such a transfer, the Security Registrar shall register the Unrestricted Definitive Notes pursuant to the instructions from the Holder thereof.
          (f) Legends. The following legends shall appear on the face of all Global Notes and Definitive Notes issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture.
          (i) Private Placement Legend.
          (A) Except as permitted by subparagraph (B) below, each Global Note and each Definitive Note (and all Notes issued in exchange therefor or substitution thereof) shall bear the legend in substantially the following form:
          “THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR ANY STATE SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) WHICH IS TWO YEARS AFTER THE LATER OF THE ISSUE DATE HEREOF AND THE LAST DATE ON WHICH ABX FINANCING COMPANY (“ABXFC”) OR ANY AFFILIATE OF ABXFC WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY), ONLY (A) TO ABXFC, THE GUARANTORS OR THE PARENT GUARANTOR, (B) FOR SO LONG AS THE ABXFC NOTES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT (“RULE 144A”), TO A PERSON IT REASONABLY BELIEVES IS BOTH A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A AND A “QUALIFIED PURCHASER” AS DEFINED IN THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A PERSON THAT IS BOTH A QUALIFIED INSTITUTIONAL BUYER AND A QUALIFIED PURCHASER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (C) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, OR (D) TO A PERSON IT REASONABLY BELIEVES IS A QUALIFIED PURCHASER AND PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT UPON THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO ABXFC, THE

GUARANTORS AND THE PARENT GUARANTOR, SUBJECT IN EACH OF THE FOREGOING CASES, TO A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS SECURITY BEING COMPLETED AND DELIVERED BY THE TRANSFEROR TO ABXFC, ONE OF THE GUARANTORS OR THE PARENT GUARANTOR. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE, PROVIDED THAT IT WILL BE REPLACED WITH A LEGEND THAT RESTRICTS RESALES WITHIN THE UNITED STATES TO QUALIFIED PURCHASERS.”
          (B) Notwithstanding the foregoing, any Global Note or Definitive Note issued pursuant to subparagraphs (b)(iv), (c)(ii), (c)(iii), (d)(ii), (d)(iii), (e)(ii), or (e)(iii) of this Section 206 (and all ABXFC Notes issued in exchange therefor or substitution thereof) shall not bear the Private Placement Legend.
          (ii) Global Note Legend. To the extent required by the Depositary, each Global Note shall bear legends in substantially the following form:
          “THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 206 OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 206(a) OF THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 210 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF ABXFC.”
          “UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.”

          (iii) Reg S Temporary Global Note Legend. To the extent required by the Depositary, each Reg S Temporary Global Note shall bear a legend in substantially the following form:
          “THIS NOTE (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION ORIGINALLY EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT.
          THE RIGHTS ATTACHING TO THIS REGULATION S TEMPORARY GLOBAL NOTE AND THE CONDITIONS AND PROCEDURES GOVERNING ITS EXCHANGE FOR DEFINITIVE NOTES, ARE AS SPECIFIED IN THE INDENTURE (AS DEFINED HEREIN). NEITHER THE HOLDER NOR THE BENEFICIAL OWNERS OF THIS REGULATION S TEMPORARY GLOBAL NOTE SHALL BE ENTITLED TO RECEIVE CASH PAYMENTS OF INTEREST DURING THE PERIOD WHICH SUCH HOLDER HOLDS THIS NOTE. NOTHING IN THIS LEGEND SHALL BE DEEMED TO PREVENT INTEREST FROM ACCRUING ON THIS NOTE.”
          (iv) U.S. Federal Income Tax Legend. Each Global Note shall bear the following legend:
          “BY PURCHASING THIS NOTE, THE HOLDER AGREES TO TREAT ITS INVESTMENT IN THIS NOTE AND, FOLLOWING THE NOTE EXCHANGE DATE THE BARRICK NOTE RECEIVED IN EXCHANGE THEREFOR, AS INDEBTEDNESS OF BARRICK INTERNATIONAL BANK CORP. (AND OF THE JOINT OBLIGORS TO THE EXTENT OF THEIR OBLIGATIONS THEREUNDER) FOR ALL U.S. FEDERAL INCOME TAX PURPOSES.”
          (g) Cancellation and/or Adjustment of Global Notes. At such time as all beneficial interests in a particular Global Note have been exchanged for Definitive Notes or a particular Global Note has been redeemed, repurchased or cancelled in whole and not in part, each such Global Note shall be returned to or retained and cancelled by the Trustee in accordance with Section 201 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note or for Definitive Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement may be made on such Global Note by the Depositary to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement may be made on such Global Note the Depositary to reflect such increase.
          (h) General Provisions Relating to Transfers and Exchanges.

          (i) To permit registrations of transfers and exchanges, ABXFC shall execute and the Trustee shall authenticate Global Notes and Definitive Notes upon receipt of an authentication order in accordance with Section 205 hereof or at the Security Registrar’s request.
          (ii) No service charge shall be made to a holder of a beneficial interest in a Global Note or to a Holder of a Definitive Note for any registration of transfer or exchange, but ABXFC may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Section 214 hereof).
          (iii) The Security Registrar shall not be required to register the transfer of or exchange any ABXFC Note selected for redemption in whole or in part, except the unredeemed portion of any ABXFC Note being redeemed in part.
          (iv) All Global Notes and Definitive Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Notes shall be the valid obligations of ABXFC, evidencing the same Indebtedness, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Notes surrendered upon such registration of transfer or exchange.
          (v) Neither the Security Registrar nor ABXFC shall be required (A) to issue, to register the transfer of or to exchange any Notes during a period beginning at the opening of business 15 days before the day of any selection of ABXFC Notes for redemption under Section 302 hereof and ending at the close of business on the day of selection, (B) to register the transfer of or to exchange any ABXFC Note so selected for redemption in whole or in part, except the unredeemed portion of any ABXFC Note being redeemed in part or (C) to register the transfer of or to exchange an ABXFC Note between a Record Date and the next succeeding Interest Payment Date.
          (vi) Prior to due presentment for the registration of a transfer of any Note, the Trustee, any Paying Agent and ABXFC may deem and treat the Person in whose name any ABXFC Note is registered as the absolute owner of such ABXFC Note for the purpose of receiving payment of principal of and interest on such ABXFC Notes and for all other purposes, and none of the Trustee, any Paying Agent or ABXFC shall be affected by notice to the contrary.
          (vii) The Trustee shall authenticate Global Notes and Definitive Notes in accordance with the provisions of Section 205 hereof.
          (viii) All certifications, certificates and Opinions of Counsel required to be submitted to the Security Registrar pursuant to this Section 206 to effect a registration of transfer or exchange may be submitted by facsimile.
          Notwithstanding anything herein to the contrary, as to any certifications and certificates delivered to the Security Registrar pursuant to this Section 206, the Security Registrar’s duties shall be limited to confirming that any such certifications and certificates delivered to it are in the form of Exhibits A, B and C attached hereto. The Security Registrar shall not be responsible for confirming the truth or accuracy of representations made in any such certifications or certificates.

          (i) Following the expiration of the Distribution Compliance Period, any Reg S Temporary Global Note shall be cancelled and replaced with a Reg S Permanent Global Note in the same aggregate principal amount registered in the same names as the cancelled Reg S Temporary Global Note.
SECTION 207. Mutilated, Destroyed, Lost and Stolen ABXFC Notes
          If any mutilated ABXFC Note is surrendered to the Trustee, ABXFC shall execute and the Trustee shall authenticate and deliver in exchange therefor a replacement ABXFC Note of the same Series and of like tenor and principal amount and evidencing the same indebtedness and having endorsed thereon Guarantees executed by the Guarantors and bearing a number not contemporaneously outstanding.
          If there shall be delivered to ABXFC and the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any ABXFC Note and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to ABXFC or the Trustee that such ABXFC Note has been acquired by a bona fide purchaser, ABXFC shall execute and upon Issuer Order the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen ABXFC Note, a replacement ABXFC Note of the same Series and of like tenor and principal amount and evidencing the same indebtedness and having endorsed thereon Guarantees executed by the Guarantors and bearing a number not contemporaneously outstanding.
          Notwithstanding the provisions of the previous two paragraphs, in case any such mutilated, destroyed, lost or stolen ABXFC Note has become or is about to become due and payable, ABXFC in its discretion may, instead of issuing a replacement ABXFC Note, pay such ABXFC Note.
          Upon the issuance of any replacement ABXFC Note under this Section, ABXFC may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.
          Every replacement ABXFC Note of any Series and the Guarantees endorsed thereon issued pursuant to this Section in lieu of any mutilated, destroyed, lost or stolen ABXFC Note, shall constitute a contractual obligation of ABXFC and the Guarantors, respectively, whether or not the mutilated, destroyed, lost or stolen ABXFC Note shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other ABXFC Notes of that Series duly issued hereunder.
          The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen ABXFC Notes.
SECTION 208. Payment of Principal and Interest; Interest Rights Preserved.
          (a) Interest on any ABXFC Note which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name such

ABXFC Note (or one or more predecessor ABXFC Notes) is registered at the close of business on the regular record date for such interest at the office or agency of ABXFC maintained for such purpose pursuant to Section 1002; provided, however, that each installment of interest, if any, on any ABXFC Note may at ABXFC’s option be paid by (i) mailing a check for such interest, payable to or upon the written order of the Person entitled thereto, to the address of such Person as it appears on the Security Register or (ii) wire transfer to an account located in the United States maintained by the Person entitled to such payment as specified in the Security Register. Principal paid in relation to any ABXFC Note at Maturity shall be paid to the Holder of such ABXFC Note only upon presentation and surrender of such ABXFC Note to any office or agency referred to in this Section 210(a).
          If a Note Exchange Date occurs on or after a Record Date but prior to the corresponding Interest Payment date, then ABXFC shall not be required to make any further payment of Interest to the Holders.
          Any interest on any ABXFC Note which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date shall forthwith cease to be payable to the Holder on the relevant regular record date by virtue of having been such Holder, and such defaulted interest and interest on such defaulted interest (to the extent lawful) at the rate specified in the ABXFC Notes of such Series (such defaulted interest and, if applicable, interest thereon herein collectively called “Defaulted Interest”) shall be paid by ABXFC, at its election in each case, as provided in clause (1) or (2) below:
     (1) ABXFC may elect to make payment of any Defaulted Interest to the Persons in whose names the ABXFC Notes of such Series (or their respective predecessor ABXFC Notes) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. ABXFC shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Registered ABXFC Note of such Series and the date of the proposed payment, and at the same time ABXFC shall deposit with the Trustee an amount of money in Dollars equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided. Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify ABXFC of such Special Record Date and, in the name and at the expense of ABXFC, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given in the manner provided in Section 106, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so given, such Defaulted Interest shall be paid to the Persons in whose name the ABXFC Notes of such Series (or their respective predecessor ABXFC Notes) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause (2).
     (2) ABXFC may make payment of any Defaulted Interest on the ABXFC Notes of any Series in any other lawful manner.
SECTION 209. Outstanding ABXFC Notes.
          Each Series of ABXFC Notes outstanding at any time will consist of all ABXFC Notes that have been authenticated by the Trustee except for those cancelled by it, those delivered to it for cancellation and those described in this Section as not outstanding.
          If a Note is replaced pursuant to Section 207, it ceases to be outstanding unless and until the Trustee and ABXFC receive proof satisfactory to them that the replaced ABXFC Note is held by a bona fide purchaser.
          If the Paying Agent (other than ABXFC or an Affiliate of ABXFC) holds on the maturity date of such Series of ABXFC Notes money sufficient to pay ABXFC Notes of that Series payable on that date, then on and after that date such ABXFC Notes cease to be outstanding and interest on them shall cease to accrue.
          A ABXFC Note does not cease to be outstanding because ABXFC or one of its Affiliates holds such ABXFC Note, provided, however, that in determining whether the Holders of the requisite principal amount of the outstanding ABXFC Notes of such Series have given any request, demand, authorization, direction, notice, consent or waiver hereunder, ABXFC Notes of such Series owned by ABXFC or the Guarantors or any Affiliate of ABXFC or any Guarantor shall be disregarded and deemed not to be outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only ABXFC Notes of such Series which a Responsible Officer of the Trustee has actual knowledge to be so owned shall be so disregarded. ABXFC Notes so owned which have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such ABXFC Notes and that the pledgee is not ABXFC or any Guarantor or any Affiliate of ABXFC or any Guarantor.
SECTION 210. Cancellation
          All ABXFC Notes surrendered for exchange pursuant to Section 1301 of this Indenture, payment, redemption, registration of transfer shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee. All ABXFC Notes so delivered to the Trustee shall be promptly cancelled by it. ABXFC or the Guarantors may at any time deliver to the Trustee for cancellation any ABXFC Notes previously authenticated and delivered hereunder which ABXFC or the Guarantors may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to the Trustee) for cancellation any ABXFC Notes previously authenticated hereunder which ABXFC has not issued and sold, and all ABXFC Notes so delivered shall be promptly cancelled by the Trustee. If ABXFC shall so acquire any of the ABXFC Notes, however, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such ABXFC Notes unless and until the same are surrendered to the Trustee for cancellation. No ABXFC Notes shall be authenticated in lieu of or in exchange for any ABXFC Notes cancelled as provided in this Section, except as expressly permitted by this Indenture. All cancelled ABXFC Notes held by the Trustee shall be disposed of by the Trustee in accordance with its customary procedures and certification of their disposal delivered to ABXFC unless by Issuer Order ABXFC shall direct that cancelled ABXFC Notes be returned to it.
SECTION 211. Computation of Interest
          Interest on the ABXFC Notes of each Series shall be computed on the basis of a 360-day year of twelve 30-day months. For the purposes of disclosure under the Interest Act (Canada), the yearly rate of interest which is equivalent to the rate payable hereunder is the rate payable hereunder multiplied by the actual number of days in the year divided by 360.
SECTION 212. CUSIP Numbers
          ABXFC in issuing the ABXFC Notes may use “CUSIP”, “CINS” or “ISIN” numbers (if then generally in use), and ABXFC and the Trustee shall use CUSIP, CINS or ISIN numbers, as the case may be, in notices of redemption or exchange as a convenience to Holders of the applicable Series of ABXFC Notes; provided that any such notice shall state that no representation is made as to the correctness of such numbers either as printed on such ABXFC Notes or as contained in any notice of redemption or exchange and that reliance may be placed only on the other identification numbers printed on such ABXFC Notes. ABXFC shall promptly notify the Trustee in writing of any change in “CUSIP”, “CINS” or “ISIN” numbers for the applicable Series of ABXFC Notes.
SECTION 213. Persons Deemed Owners
          Prior to due presentment of an ABXFC Note for registration of transfer, ABXFC, the Guarantors, the Trustee and any agent of ABXFC, the Guarantors or the Trustee may treat the Person in whose name such ABXFC Note is registered as the owner of such ABXFC Note for the purpose of receiving payment of the principal amount of the ABXFC Note at Maturity, in respect thereof, and accrued interest, for all purposes whatsoever, whether or not such ABXFC Note is overdue, and none of ABXFC, the Trustee and any of their respective agents shall be affected by notice to the contrary.
          None of ABXFC, the Guarantors, the Trustee, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of an ABXFC Note in global form or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
          Notwithstanding the foregoing, with respect to any Global Note, nothing herein shall prevent ABXFC, the Guarantors, the Trustee, or any agent of any of the foregoing from giving effect to any written certification, proxy or other authorization furnished by any depositary, as a Holder, with respect to such Global Note or impair, as between such depositary and owners of beneficial interests in such Global Note, the operation of customary practices governing the exercise of the rights of such depositary (or its nominee) as Holder of such Global Note.
SECTION 214. Temporary Notes
          Where this Indenture requires the execution, delivery and authentication of Definitive Notes, until certificates representing ABXFC Notes are ready for delivery, ABXFC may prepare and the Trustee, upon receipt of an authentication order, shall authenticate temporary ABXFC Notes. Temporary ABXFC Notes shall be substantially in the form of Definitive Notes but may have variations that ABXFC considers appropriate for temporary ABXFC Notes and as shall be reasonably acceptable to the Trustee. Without unreasonable delay, ABXFC shall prepare and the Trustee shall authenticate Definitive Notes in exchange for temporary ABXFC Notes. Holders of temporary ABXFC Notes shall be entitled to all of the benefits of this Indenture.
ARTICLE THREE
REDEMPTION
SECTION 301. Redemption
          Three Business Days following the redemption by BIBC and/or the applicable Joint Obligor, in whole or in part, of any Barrick Notes held by ABXFC, as provided in the Barrick Indenture, at the option of BIBC and/or the applicable Joint Obligor or upon the occurrence of a Tax Event, in each case, the proceeds from the redemption shall be applied by ABXFC to redeem a like amount of the ABXFC Notes of the corresponding Series, at a Redemption Price equal to the redemption price of such Barrick Notes specified in the Barrick Indenture.
SECTION 302. Selection by Trustee of ABXFC Notes to be Redeemed
          If less than all the ABXFC Notes of any Series are to be redeemed, the particular ABXFC Notes of such Series to be redeemed shall be selected prior to the Redemption Date by the Trustee, from the Outstanding ABXFC Notes of such Series not previously called for redemption, by lot or in such manner as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions of the principal of ABXFC Notes of such Series.
          The Trustee shall promptly notify ABXFC and the Guarantors in writing of the ABXFC Notes of such Series selected for redemption and, in the case of any ABXFC Notes of such Series selected for partial redemption, the principal amount thereof to be redeemed.
          For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of ABXFC Notes shall relate, in the case of any ABXFC Note redeemed or to be redeemed only in part, to the portion of the principal amount of such ABXFC Note which has been or is to be redeemed.
SECTION 303. Notice of Redemption

          A notice of redemption shall be given in the manner provided for in Section 106 not more than five days after receipt by ABXFC of the notice of redemption of the Barrick Notes being redeemed, to each Holder of ABXFC Notes to be redeemed. All notices of redemption shall state:
     (i) the Redemption Date;
     (ii) the Redemption Price and the amount of accrued interest to the Redemption Date payable, if any;
     (iii) if less than all the Outstanding ABXFC Notes of any Series are to be redeemed, the identification of the particular ABXFC Notes of such Series to be redeemed;
     (iv) in case any ABXFC Note is to be redeemed in part only, the notice which relates to such ABXFC Note shall state that on and after the Redemption Date, upon surrender of such ABXFC Note, the Holder will receive, without charge, a new ABXFC Note or ABXFC Notes of authorized denominations for the principal amount thereof remaining unredeemed;
     (v) that on the Redemption Date, the Redemption Price and accrued interest, if any, to the Redemption Date will become due and payable upon each such ABXFC Note, or the portion thereof, to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date; and
     (vi) the Place or Places of Payment where such ABXFC Notes are to be surrendered for payment of the Redemption Price and accrued interest, if any.
          Notice of redemption of ABXFC Notes to be redeemed in accordance with this Article 3 shall be given by ABXFC or, at ABXFC’s request, by the Trustee in the name and at the expense of ABXFC.
SECTION 304. Deposit of Redemption Price
          Upon receipt of the proceeds of a redemption of any of the Barrick Notes, ABXFC shall deposit or cause to be deposited with the Trustee or with a Paying Agent (or, if ABXFC or the Administrator is acting as Paying Agent, segregate and hold in trust) such proceeds (being an amount of money sufficient to pay the Redemption Price of, and accrued interest, if any, on, all the ABXFC Notes which are to be redeemed on that date).
          ABXFC will cause the bank through which payment of funds to the Trustee or the Paying Agent will be made to deliver to the Trustee or the Paying Agent, as the case may be, by 10:00 a.m. (New York Time) two Business Days prior to the due date of such payment an irrevocable confirmation (by tested telex or authenticated Swift MT 100 Message) of its intention to make such payment.
SECTION 305. ABXFC Notes Payable on Redemption Date

          Notice of redemption having been given in respect of the Barrick Notes and the ABXFC Notes, as aforesaid, the ABXFC Notes to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price, and from and after the redemption date in respect of such Barrick Notes (unless ABXFC shall default in the payment of the Redemption Price) such ABXFC Notes shall cease to bear interest. Upon surrender of any such ABXFC Note for redemption in accordance with said notice, such ABXFC Note shall be paid by ABXFC at the Redemption Price.
          If any Barrick Note called for redemption shall not be so paid upon surrender thereof for redemption, the principal on the corresponding ABXFC Note called for redemption under this Article 3 shall, until such Barrick Note is paid, bear interest from the Redemption Date at the rate of interest set forth in such ABXFC Note.
ARTICLE FOUR
SATISFACTION AND DISCHARGE
SECTION 401. Satisfaction and Discharge of Indenture.
          This Indenture shall upon Issuer Request of ABXFC cease to be of further effect with respect to any Series of ABXFC Notes issued by ABXFC specified in the Issuer Request (except as to any surviving rights of registration of transfer or exchange of ABXFC Notes of such Series expressly provided for in Article Two, and the rights of Holders of Outstanding ABXFC Notes of such Series to receive, solely from the trust fund described in subclause (B) of clause (1) of this Section, payments in respect of the principal of and interest on such ABXFC Notes when such payments are due and except as provided in the last paragraph of this Section 401) and the Trustee, at the expense of ABXFC, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture as to such Series when:
     (1) Either:
     (A) all ABXFC Notes of such Series theretofore authenticated and delivered (other than ABXFC Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 207, and ABXFC Notes for whose payment money has theretofore been deposited in trust with the Trustee or any Paying Agent or segregated and held in trust by ABXFC and thereafter repaid to ABXFC, as provided in Section 1003) have been delivered to the Trustee for cancellation; or
     (B) all ABXFC Notes of such Series thereto not theretofore delivered to the Trustee for cancellation:
     (i) have become due and payable (whether at the Stated Maturity or upon acceleration, or on any Redemption Date or upon exchange in accordance with Article Thirteen); or
     (ii) will become due and payable at their Stated Maturity within one year; or

     (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of ABXFC, and ABXFC, in the case of (i), (ii) or (iii) above, has irrevocably deposited or caused to be deposited with the Trustee as trust property in trust for such purpose (i) an amount in Dollars, sufficient to pay and discharge the entire indebtedness on such ABXFC Notes not theretofore delivered to the Trustee for cancellation, for principal and interest to the date of such deposit (in the case of ABXFC Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, or (ii) the Barrick Notes deliverable in connection with an exchange under Article Thirteen for ABXFC Notes not theretofore delivered to the Trustee for cancellation;
     (2) ABXFC or the Guarantors have paid or caused to be paid all other sums payable hereunder by ABXFC or the Guarantors, as the case may be; and
     (3) ABXFC has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture as to such Series have been complied with.
          Notwithstanding the satisfaction and discharge of this Indenture, the provisions of Section 1005, the obligations of ABXFC to the Trustee under Section 606, the obligations of the Trustee to any Authenticating Agent under Section 611 and, if money shall have been deposited with the Trustee pursuant to subclause (B) of clause (1) of this Section, the provisions of Sections 113, 114, any applicable provisions of Article Three, 1002 and 1003 and the obligations of the Trustee under Section 402 shall survive such satisfaction and discharge and remain in full force and effect.
SECTION 402. Application of Trust Money.
          Subject to the provisions of the last paragraph of Section 1003, all money deposited with the Trustee pursuant to Section 401 shall be held in trust and applied by it, in accordance with the provisions of the ABXFC Notes and this Indenture, to the payment, either directly or through any Paying Agent (including ABXFC, the Administrator or the Guarantors acting as Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal and interest, for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.
ARTICLE FIVE
REMEDIES
SECTION 501. Events of Default.
          “Event of Default”, wherever used herein with respect to ABXFC Notes of any Series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):
     (1) the declaration of acceleration in respect of the Barrick Notes of such Series following the occurrence and continuation of an Event of Default (as defined in the Barrick Indenture) in respect of such Series;
     (2) default in the payment of the principal of any ABXFC Note of that Series upon a redemption or failure to exchange any ABXFC Note of that Series on the Note Exchange Date; or
     (3) default in the payment of any interest on any ABXFC Note of that Series, when such interest becomes due and payable, and continuance of such default for a period of 30 days; or
     (4) any of the Guarantees cease to be in full force and effect and such default continues for 10 days after written notice to ABXFC, the Guarantors and the Trustee by Holders of at least 25% in principal amount of all Outstanding ABXFC Notes affected thereby, or any Guarantor denies or disaffirms its obligations under any of the Guarantees; or
     (5) ABXFC or any Guarantor pursuant to or under or within the meaning of any Bankruptcy Law:
     (i) commences a proceeding or makes an application seeking a Bankruptcy Order;
     (ii) consents to the making of a Bankruptcy Order or the commencement of any proceeding or application seeking the making of a Bankruptcy Order against it;
     (iii) consents to the appointment of a Custodian of it or for any substantial part of its property;
     (iv) makes a general assignment for the benefit of its creditors or files a proposal or notice of intention to make a proposal or other scheme of arrangement involving the rescheduling, reorganizing or compromise of its indebtedness;
     (v) files an assignment in bankruptcy; or
     (vi) consents to the filing of an assignment in bankruptcy or the appointment of or taking possession by a Custodian;
     (6) a court of competent jurisdiction in any involuntary case or proceeding makes a Bankruptcy Order against ABXFC or any Guarantor, and such Bankruptcy Order remains unstayed and in effect for 90 consecutive days; or

     (7) a Custodian shall be appointed out of court with respect to ABXFC or any Guarantor, or with respect to all or any substantial part of the property of ABXFC or any Guarantor and such appointment shall not have been vacated, discharged, or stayed or bonded pending appeal within 90 days, or any encumbrancer shall take possession of all or any substantial part of the property of ABXFC or any Guarantor and such possession shall not have reverted to ABXFC or any Guarantor, as applicable, within 90 days.
          “Bankruptcy Law” means, in the case of BGC, Bankruptcy and Insolvency Act (Canada), Companies’ Creditors Arrangement Act (Canada), Winding-Up & Restructuring Act (Canada), or any other Canadian federal or provincial law and, in the case of ABXFC, the law of the Cayman Islands relating to bankruptcy, insolvency, winding-up, liquidation, dissolution, reorganization or relief of debtors or any similar law now or hereafter in effect for the relief from, or otherwise affecting, creditors and, in the case of any other Guarantor, the law of the jurisdiction of such Guarantor relating to bankruptcy, insolvency, winding-up, liquidation, dissolution, reorganization or relief of debtors or any similar law now or hereafter in effect for the relief from, or otherwise affecting, creditors. “Custodian” means any receiver, interim receiver, receiver and manager, trustee, assignee, liquidator, sequestrator, monitor, custodian or similar official or agent or any other Person with like powers. “Bankruptcy Order” means an order made by a court of competent jurisdiction in a proceeding pursuant to or within the meaning of any Bankruptcy Law, containing an adjudication of bankruptcy or insolvency, or providing for liquidation, winding-up, dissolution or reorganization, or appointing a Custodian of a debtor or of all or any substantial part of a debtor’s property, or providing for the staying, arrangement, adjustment or compromise of indebtedness or other relief of a debtor.
SECTION 502. Acceleration of Maturity; Rescission and Annulment.
          If an Event of Default described in clause (1), (2), (3) or (4) of Section 501 with respect to ABXFC Notes of any Series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding ABXFC Notes of that Series may declare the principal amount of all of the Outstanding ABXFC Notes of that Series and any accrued but unpaid interest thereon to be due and payable immediately, by a notice in writing to ABXFC and the Guarantors (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or specified portion thereof) and any accrued but unpaid interest thereon shall become immediately due and payable. If an Event of Default described in clauses (5), (6) or (7) of Section 501 occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of all the ABXFC Notes then Outstanding (as a class) may declare the principal amount of all of the Outstanding ABXFC Notes and any accrued but unpaid interest thereon to be due and payable immediately, by a notice in writing to ABXFC and the Guarantors (and to the Trustee if given by the Holders), and upon any such declaration such principal amount (or specified portion thereof) and any accrued but unpaid interest thereon shall become immediately due and payable.
          At any time after a declaration of acceleration with respect to ABXFC Notes of any Series (or of all Series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter provided in this

Article, the Holders of a majority in principal amount of the Outstanding ABXFC Notes of such Series (or of all Series, as the case may be), by written notice to ABXFC, the Guarantors and the Trustee, may rescind and annul such declaration and its consequences if:
     (1) ABXFC or any Guarantor has paid or deposited with the Trustee a sum sufficient to pay in Dollars:
     (A) all overdue interest, if any, on all Outstanding ABXFC Notes of that Series (or of all Series, as the case may be);
     (B) all unpaid principal of all Outstanding ABXFC Notes of that Series (or of all Series, as the case may be) which has become due otherwise than by such declaration of acceleration, and interest on such unpaid principal at the rate or rates prescribed therefor in such ABXFC Notes;
     (C) to the extent lawful, interest on overdue interest, if any, at the rate or rates prescribed therefor in such ABXFC Notes; and
     (D) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and
     (2) all Events of Default with respect to ABXFC Notes of that Series (or of all Series, as the case may be), other than the non-payment of amounts of principal of or interest on ABXFC Notes of that Series (or of all Series, as the case may be) which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 513.
No such rescission shall affect any subsequent default or impair any right consequent thereon.
SECTION 503. Collection of Indebtedness and Suits for Enforcement by Trustee.
     ABXFC covenants that if:
     (1) default is made in the payment of any installment of interest on any ABXFC Note issued by ABXFC and when such interest becomes due and payable and such default continues for a period of 30 days; or
     (2) default is made in the payment of the principal of any ABXFC Note issued by ABXFC upon a redemption or there is a failure to exchange any ABXFC Note on the Note Exchange Date, then ABXFC will, upon demand of the Trustee, pay to the Trustee for the benefit of the Holders of such ABXFC Notes, the whole amount then due and payable on such ABXFC Notes, and interest on any overdue principal and to the extent lawful on any overdue interest, at the rate or rates prescribed therefor in such ABXFC Notes, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

          If ABXFC fails to pay such amounts forthwith upon such demand, the Trustee, in its own name as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against ABXFC, any Guarantor or any other obligor upon such ABXFC Notes and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of ABXFC, any Guarantor or any other obligor upon such ABXFC Notes, wherever situated.
          If an Event of Default with respect to ABXFC Notes of any Series (or of all Series, as the case may be) occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of ABXFC Notes of such Series (or of all Series, as the case may be) by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.
SECTION 504. Trustee May File Proofs of Claim.
          In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to ABXFC, any Guarantor or any other obligor upon the ABXFC Notes or the property of ABXFC, any Guarantor or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the ABXFC Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on ABXFC or any Guarantor for the payment of overdue principal or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise:
     (i) to file and prove a claim for the whole amount of principal owing and unpaid in respect of the ABXFC Notes or the Guarantees and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding; and
     (ii) to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same, and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 606.
          Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the ABXFC Notes or the Guarantees or the rights of any

Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.
SECTION 505. Trustee May Enforce Claims Without Possession of ABXFC Notes.
          All rights of action and claims under this Indenture, the ABXFC Notes or the Guarantees may be prosecuted and enforced by the Trustee without the possession of any of the ABXFC Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the ABXFC Notes in respect of which such judgment has been recovered.
SECTION 506. Application of Money Collected.
          Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal or interest upon presentation of the ABXFC Notes, and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:
          First: To the payment of all amounts due the Trustee under Section 606;
          Second: To the payment of the amounts then due and unpaid for principal of and interest on the ABXFC Notes in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such ABXFC Notes for principal and interest respectively; and
          Third: The balance, if any, to the Person or Persons entitled thereto.
SECTION 507. Limitation on Suits.
          No Holder of any ABXFC Note of any Series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, the ABXFC Notes or the Guarantees, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:
     (1) such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the ABXFC Notes of that Series;
     (2) the Holders of not less than 25% in principal amount of the Outstanding ABXFC Notes of all Series affected by such Event of Default (determined as provided in Section 502 and, if more than one Series of ABXFC Notes, as one class), shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

     (3) such Holder or Holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;
     (4) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and
     (5) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority or more in principal amount of the Outstanding ABXFC Notes of all Series affected by such Event of Default (determined as provided in Section 502 and, if more than one Series of ABXFC Notes, as one class), it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders of Outstanding ABXFC Notes of such affected Series, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all Holders of Outstanding ABXFC Notes of such affected Series. For purposes of clarity, it is hereby understood and agreed that an Event of Default described in clause (1), or (2) of Section 501 with respect to the ABXFC Notes of any Series shall, for purposes of this Section 507, be deemed to affect only such Series of ABXFC Notes.
SECTION 508. Unconditional Right of Holders to Receive Principal, Premium and Interest.
          Notwithstanding any other provision in this Indenture, the Holder of any ABXFC Note shall have the right, which is absolute and unconditional, to receive payment, as provided herein and in such ABXFC Note (and the Guarantees endorsed thereon) of the principal of and interest on, such ABXFC Note on the respective Stated Maturities expressed in such ABXFC Note (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.
SECTION 509. Restoration of Rights and Remedies.
          If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, ABXFC, the Guarantors, the Trustee and the Holders of ABXFC Notes shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.
SECTION 510. Rights and Remedies Cumulative.
          Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen ABXFC Notes, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders of ABXFC Notes is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not, to the extent permitted by law, prevent the concurrent assertion or employment of any other appropriate right or remedy.
SECTION 511. Delay or Omission Not Waiver.
          No delay or omission of the Trustee or of any Holder of any ABXFC Note to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.
SECTION 512. Control by Holders.
          The Holders of not less than a majority in principal amount of the Outstanding ABXFC Notes of all Series affected by an Event of Default (determined as provided in Section 502 and, if more than one Series of ABXFC Notes, as one class) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Outstanding ABXFC Notes of such affected Series (and the Guarantees in respect thereof), provided in each case:
     (1) such direction shall not be in conflict with any rule of law or with this Indenture;
     (2) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction; and
     (3) the Trustee need not take any action which might expose the Trustee to personal liability or be unduly prejudicial to the Holders of Outstanding ABXFC Notes of such affected Series not joining therein.
          For purposes of clarity, it is hereby understood and agreed that an Event of Default described in clause (1) or (2) of Section 501 with respect to the ABXFC Notes of any Series shall, for purposes of this Section 512, be deemed to affect only such Series of ABXFC Notes.
SECTION 513. Waiver of Past Defaults.
          Subject to Section 502, the Holders of not less than a majority in principal amount of the Outstanding ABXFC Notes of all Series with respect to which a Default shall have occurred and be continuing (as one class if more than one Series) may on behalf of the Holders of all the Outstanding ABXFC Notes of such affected Series waive any such past Default, and its consequences, except a Default

     (1) in respect of the payment of the principal of or interest on any ABXFC Note, or
     (2) in respect of a covenant or provision which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding ABXFC Note of such affected Series.
          Upon any such waiver, any such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon. For purposes of clarity, it is hereby understood and agreed that an Event of Default described in clause (1) or (2) of Section 501 with respect to the ABXFC Notes of any Series shall, for purposes of this Section 513, be deemed to affect only such Series of ABXFC Notes.
SECTION 514. Waiver of Stay or Extension Laws.
          Each of ABXFC and the Guarantors covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and each of ABXFC and the Guarantors (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.
SECTION 515. Undertaking for Costs.
          All parties to this Indenture agree, and each Holder of any ABXFC Note by its acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of any undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in such suit having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the Outstanding ABXFC Notes, or to any suit instituted by any Holder for the enforcement of the payment of the principal of or interest on any ABXFC Note (or under any Guarantee) on or after the respective Stated Maturities expressed in such ABXFC Note (or, in the case of redemption, on or after the Redemption Date).
ARTICLE SIX
THE TRUSTEE
SECTION 601. Notice of Defaults.

          Within 90 days after the occurrence of any Default hereunder with respect to the ABXFC Notes of any Series, the Trustee shall transmit a notice of such default hereunder known to the Trustee, unless such Default shall have been cured or waived; provided, however, that, except in the case of a Default in the payment of the principal of or interest on any ABXFC Note of such Series, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the Holders of ABXFC Notes of such Series; and provided further that in the case of any Default of the character specified in Section 501(3) with respect to ABXFC Notes of such Series, no such notice to Holders shall be given until at least 30 days after the occurrence thereof.
          ABXFC and the Guarantors shall be required to furnish the Trustee, within 30 days after it becomes aware of the occurrence thereof, written notice of any event which would constitute an Event of Default under Section 501(4) above.
SECTION 602. Certain Rights of Trustee.
     (1) the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;
     (2) any request or direction of ABXFC mentioned herein shall be sufficiently evidenced by the Issuer Request or Issuer Order and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution;
     (3) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers’ Certificate;
     (4) the Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;
     (5) except during a default, the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders of ABXFC Notes of any Series pursuant to this Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;
     (6) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of ABXFC and the Guarantors personally or by agent or attorney;
     (7) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder; and
     (8) the Trustee shall not be liable for any action taken, suffered or omitted by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture.
          The Trustee shall not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.
SECTION 603. Trustee Not Responsible for Recitals or Issuance of ABXFC Notes.
          The recitals contained herein and in the ABXFC Notes, except for the Trustee’s certificates of authentication, shall be taken as the statements of ABXFC and the Guarantors, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the ABXFC Notes, except that the Trustee represents that it is duly authorized to execute and deliver this Indenture, authenticate the ABXFC Notes and perform its obligations hereunder. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by ABXFC of ABXFC Notes or the proceeds thereof.
SECTION 604. May Hold ABXFC Notes.
          The Trustee, any Authenticating Agent, any Paying Agent, any Security Registrar or any other agent of ABXFC or of the Trustee, in its individual or any other capacity, may become the owner or pledgee of ABXFC Notes, may otherwise deal with ABXFC with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Security Registrar or such other agent.
SECTION 605. Money Held in Trust.
          Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed with ABXFC.
SECTION 606. Compensation and Reimbursement.
          Each of ABXFC and the Guarantors, jointly and severally, agrees:

     (1) to pay to the Trustee from time to time such reasonable compensation as ABXFC and the Trustee shall from time to time agree in writing, for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);
     (2) except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or bad faith; and
     (3) to indemnify the Trustee for, and to hold it harmless against, any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.
          The obligations of ABXFC under this Section to compensate the Trustee, to pay or reimburse the Trustee for expenses, disbursements and advances and to indemnify and hold harmless the Trustee shall constitute additional indebtedness hereunder and shall survive the satisfaction and discharge of this Indenture. As security for the performance of such obligations of ABXFC, the Trustee shall have a claim prior to the ABXFC Notes upon all property and funds held or collected by the Trustee as such, except funds held in trust for the payment of principal of or interest on particular ABXFC Notes.
          When the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 501(4), (5) or (6), the expenses (including reasonable charges and expense of its counsel) of and the compensation for such services are intended to constitute expenses of administration under any applicable bankruptcy, insolvency or other similar law.
          The provisions of this Section shall survive the termination of this Indenture.
SECTION 607. Corporate Trustee Required; Eligibility; Conflicting Interests.
          There shall be at all times a Trustee hereunder which shall be eligible to act as Trustee and shall have a combined capital and surplus (together with that of its parent, if applicable) of at least $50,000,000. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of Federal, State, territorial or District of Columbia supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

SECTION 608. Resignation and Removal; Appointment of Successor.
          (a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 609.
          (b) The Trustee may resign at any time with respect to the ABXFC Notes of one or more Series by giving written notice thereof to ABXFC. If the instrument of acceptance by a successor Trustee required by Section 609 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the ABXFC Notes of such Series.
          (c) The Trustee may be removed at any time with respect to the ABXFC Notes of any Series by Act of the Holders of not less than a majority in principal amount of the Outstanding ABXFC Notes of such Series, delivered to the Trustee and to ABXFC.
          (d) If at any time:
     (1) the Trustee shall cease to be eligible under Section 607 and shall fail to resign after written request therefor by ABXFC or by any Holder who has been a bona fide Holder of an ABXFC Note for at least six months, or
     (2) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (i) ABXFC, by a Board Resolution, may remove the Trustee with respect to all ABXFC Notes or the ABXFC Notes of such Series, or (ii) any Holder who has been a bona fide Holder of an ABXFC Note for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all ABXFC Notes of such Series and the appointment of a successor Trustee or Trustees.
          (e) If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the ABXFC Notes of one or more Series, ABXFC, by a Board Resolution, shall promptly appoint a successor Trustee or Trustees with respect to the ABXFC Notes of that or those Series (it being understood that any such successor Trustee may be appointed with respect to the ABXFC Notes of one or more or all of such Series and that at any time there shall be only one Trustee with respect to the ABXFC Notes of any particular Series). If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the ABXFC Notes of any Series shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding ABXFC Notes of such Series delivered to ABXFC and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment, become the successor Trustee with respect to the ABXFC Notes of such Series and to that extent supersede the successor Trustee appointed by ABXFC. If no successor Trustee with respect to the ABXFC Notes of any Series shall have been so appointed by ABXFC or the Holders and accepted appointment in the manner hereinafter provided, any Holder who has been a bona fide Holder of an ABXFC Note of such Series for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the ABXFC Notes of such Series.
          (f) ABXFC shall give notice of each resignation and each removal of the Trustee with respect to the ABXFC Notes of any Series and each appointment of a successor Trustee with respect to the ABXFC Notes of any Series to the Holders of ABXFC Notes of such Series in the manner provided for in Section 106. Each notice shall include the name of the successor Trustee with respect to the ABXFC Notes of such Series and the address of its Corporate Trust Office.
SECTION 609. Acceptance of Appointment by Successor.
          (a) In case of the appointment hereunder of a successor Trustee with respect to all ABXFC Notes, every such successor Trustee so appointed shall execute, acknowledge and deliver to ABXFC, to the Guarantors and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of ABXFC, the Guarantors or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.
          (b) In case of the appointment hereunder of a successor Trustee with respect to the ABXFC Notes of one or more (but not all) Series, ABXFC, the Guarantors, the retiring Trustee and each successor Trustee with respect to the ABXFC Notes of one or more Series shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the ABXFC Notes of that or those Series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all ABXFC Notes, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the ABXFC Notes of that or those Series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (3) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the ABXFC Notes of that or those Series to which the appointment of such successor Trustee relates; but, on request of ABXFC, any Guarantor or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the ABXFC Notes of that or those Series to which the appointment of such successor Trustee relates. Whenever there is a successor Trustee with respect to one or more (but less than all) Series of securities issued pursuant to this Indenture, the terms “Indenture” and “ABXFC Notes” shall have the meanings specified in the provisos to the respective definitions of those terms in Section 101 which contemplate such situation.
          (c) Upon request of any such successor Trustee, ABXFC and the Guarantors shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all rights, powers and trusts referred to in paragraph (a) or (b) of this Section, as the case may be.
          (d) No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.
SECTION 610. Merger, Conversion, Consolidation or Succession to Business.
          Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any ABXFC Notes shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the ABXFC Notes so authenticated with the same effect as if such successor Trustee had itself authenticated such ABXFC Notes. In case any of the ABXFC Notes shall not have been authenticated by such predecessor Trustee, any successor Trustee may authenticate such ABXFC Notes either in the name of any predecessor hereunder or in the name of the successor Trustee. In all such cases such certificates shall have the full force and effect which this Indenture provides for the certificate of authentication of the Trustee; provided, however, that the right to adopt the certificate of authentication of any predecessor Trustee or to authenticate ABXFC Notes in the name of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.
SECTION 611. Appointment of Authenticating Agent.
          At any time when any of the ABXFC Notes remain Outstanding, the Trustee may appoint an Authenticating Agent or Agents with respect to one or more Series of ABXFC Notes which shall be authorized to act on behalf of the Trustee to authenticate ABXFC Notes of such Series and the Trustee shall give written notice of such appointment to all Holders of ABXFC Notes of the Series with respect to which such Authenticating Agent will serve, in the manner provided for in Section 106. ABXFC Notes so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Any such appointment shall be evidenced by an instrument in writing signed by a Responsible Officer of the Trustee, and a copy of such instrument shall be promptly furnished to ABXFC. Wherever reference is made in this Indenture to the authentication and delivery of ABXFC Notes by the Trustee or the Trustee’s certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to ABXFC and shall at all times be a corporation organized and doing business under the laws of the United States of America, any state thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by federal or state authority. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect specified in this Section.
          Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.
          An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to ABXFC. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to ABXFC. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to ABXFC and shall give written notice of such appointment to all Holders of ABXFC Notes of the Series with respect to which such Authenticating Agent will serve, in the manner provided for in Section 106. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.
          The Trustee agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section, and the Trustee shall be entitled to be reimbursed for such payments, subject to the provisions of Section 606.
          If an appointment with respect to one or more Series is made pursuant to this Section, the ABXFC Notes of such Series may have endorsed thereon, in addition to the

Trustee’s certificate of authentication, an alternate certificate of authentication in the following form:
          Dated:
          This is one of the ABXFC Notes of the Series designated therein referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK
as Trustee

By

as Authenticating Agent

By

Authorized Officer
ARTICLE SEVEN
HOLDERS’ LISTS AND REPORTS BY TRUSTEE, ABXFC AND GUARANTORS
SECTION 701. Disclosure of Names and Addresses of Holders.
          Every Holder of ABXFC Notes, by receiving and holding the same, agrees with ABXFC, the Guarantors and the Trustee that none of ABXFC, the Guarantors or the Trustee or any agent of any of them shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders, regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request.
SECTION 702. [Intentionally Omitted].
SECTION 703. ABXFC or the Administrator to Furnish Trustee Names and Addresses of Holders
          ABXFC or the Administrator will furnish or cause to be furnished to the Trustee:
     (1) semi-annually, not later than 15 days after the regular record date for interest for each Series of ABXFC Notes, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of ABXFC Notes of such Series as of such Regular Record Date, and
     (2) at such other times as the Trustee may request in writing, within 30 days after the receipt by ABXFC of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished, provided, however, that so long as the Trustee is the Security Registrar, no such list shall be required to be furnished.
ARTICLE EIGHT
CONSOLIDATION, AMALGAMATION, MERGER, CONVEYANCE,
TRANSFER OR LEASE
SECTION 801. ABXFC May Not Amalgamate or Consolidate, etc.,.
          ABXFC may not consolidate or amalgamate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any other Person, except in connection with the exchange of the ABXFC Notes for the Barrick Notes pursuant to Article Thirteen, without the consent of the Guarantors.
ARTICLE NINE
SUPPLEMENTAL INDENTURES
SECTION 901. Supplemental Indentures Without Consent of Holders.
          Without the consent of any Holders, ABXFC and the Guarantors, when authorized by or pursuant to a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:
     (1) to add to the covenants of ABXFC or the Guarantors for the benefit of the Holders of all or any Series of ABXFC Notes (and if such covenants are to be for the benefit of less than all Series of ABXFC Notes, stating that such covenants are being included solely for the benefit of such Series) or to surrender any right or power herein conferred upon ABXFC or the Guarantors, as the case may be; or
     (2) to add any additional Events of Default (and if such Events of Default are to be for the benefit of less than all Series of ABXFC Notes, stating that such Events of Default are being included solely for the benefit of such Series); or
     (3) to change or eliminate any of the provisions of this Indenture; provided that any such change or elimination shall become effective only when there is no ABXFC Note Outstanding of any Series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision; or
     (4) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the ABXFC Notes of one or more Series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 609(b); or
     (5) to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture;

provided such action under clause (B) shall not adversely affect the interests of the Holders of ABXFC Notes of any Series (including, without limitation, their rights under any Guarantees) in any material respect; or
     (6) to add any additional Guarantor designated by BIBC pursuant to Section 1201.
SECTION 902. Supplemental Indentures with Consent of Holders.
          With the consent of the Holders of not less than a majority in principal amount of all Outstanding ABXFC Notes of all Series affected by such supplemental indenture, by Act of said Holders delivered to ABXFC, the Guarantors and the Trustee, ABXFC and the Guarantors, when authorized by or pursuant to a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture which affect such Series of ABXFC Notes or of modifying in any manner the rights of the Holders of ABXFC Notes of such Series under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding ABXFC Note of such Series:
     (1) change the Stated Maturity of the principal or any installment of interest on any ABXFC Note of such Series, or reduce the principal amount thereof or the rate of interest thereon, or the Redemption Price thereof, change any obligation of ABXFC in respect of the exchange of the ABXFC Notes for the Barrick Notes under Article Thirteen, or change any Place of Payment where, or the Currency in which, any ABXFC Note of such Series or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date), or
     (2) reduce the percentage in principal amount of the Outstanding ABXFC Notes of such Series required for any such supplemental indenture, for any waiver of compliance with certain provisions of this Indenture which affect such Series or certain defaults applicable to such Series hereunder and their consequences provided for in Section 513 of this Indenture, or reduce the requirements of Section 1604 for quorum or voting with respect to ABXFC Notes of such Series, or
     (3) modify any of the provisions of this Section, Section 513, except to increase any such percentage or to provide that certain other provisions of this Indenture which affect such Series cannot be modified or waived without the consent of the Holder of each Outstanding ABXFC Note of such Series.
          Any such supplemental indenture adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture, or modifying in any manner the rights of the Holders of ABXFC Notes of such Series, shall not affect the rights under this Indenture of the Holders of ABXFC Notes of any other Series.

          It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.
SECTION 903. Execution of Supplemental Indentures.
          In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.
SECTION 904. Effect of Supplemental Indentures.
          Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of ABXFC Notes theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.
SECTION 905. Reference in ABXFC Notes to Supplemental Indentures.
          ABXFC Notes of any Series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If ABXFC or the Guarantors shall so determine, new ABXFC Notes of any Series and any Guarantees endorsed thereon so modified as to conform, in the opinion of the Trustee, ABXFC and the Guarantors, to any such supplemental indenture may be prepared and executed by ABXFC and the Guarantors and authenticated and delivered by the Trustee in exchange for Outstanding ABXFC Notes of such Series.
SECTION 906. Notice of Supplemental Indentures.
          Promptly after the execution by ABXFC, the Guarantors and the Trustee of any supplemental indenture pursuant to the provisions of Section 902, ABXFC shall give notice thereof to the Holders of each Outstanding ABXFC Note affected, in the manner provided for in Section 106, setting forth in general terms the substance of such supplemental indenture.
ARTICLE TEN
COVENANTS
SECTION 1001. Payment of Principal and Interest.
          ABXFC covenants and agrees for the benefit of the Holders of each Series of ABXFC Notes issued by ABXFC that it will duly and punctually pay the principal of and interest on the ABXFC Notes of that Series in accordance with the terms of the ABXFC Notes of such Series and this Indenture.
SECTION 1002. Maintenance of Office or Agency.
          ABXFC will maintain in each Place of Payment for any Series of ABXFC Notes an office or agency where ABXFC Notes of that Series may be presented or surrendered for payment, where ABXFC Notes of that Series may be surrendered for registration of transfer or exchange and where notices and demands to or upon ABXFC in respect of the ABXFC Notes of that Series and this Indenture may be served. The Guarantors will maintain an office or agency in The City of New York where notices and demands to or upon the Guarantors in respect of the ABXFC Notes of that Series and this Indenture may be served.
          ABXFC and the Guarantors will give prompt written notice to the Trustee of the location, and any change in the location, of any such office or agency. If at any time ABXFC or the Guarantors shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and ABXFC and the Guarantors hereby appoint the same as their agents to receive such respective presentations, surrenders, notices and demands.
          ABXFC may also from time to time designate one or more other offices or agencies where the ABXFC Notes of one or more Series may be presented or surrendered for any or all such purposes and may from time to time rescind any such designation; provided, however, that no such designation or rescission shall in any manner relieve ABXFC of its obligation to maintain an office or agency in accordance with the requirements set forth above for ABXFC Notes of any Series for such purposes. ABXFC will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency. ABXFC hereby designates as a Place of Payment for each Series of ABXFC Notes the office or agency of the Trustee in the Borough of Manhattan, The City of New York and initially appoints the Trustee at its Corporate Trust Office as Paying Agent in such city and as its agent to receive all such presentations, surrenders, notices and demands.
SECTION 1003. Money for ABXFC Notes Payments to Be Held in Trust.
          If ABXFC or the Guarantors shall at any time act as Paying Agent with respect to any Series of ABXFC Notes and, ABXFC or the Guarantors, as the case may be, will, on or before each due date of the principal of or interest on any of the ABXFC Notes of that Series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum in Dollars sufficient to pay the principal of or interest on ABXFC Notes of such Series so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.
          Whenever ABXFC shall have one or more Paying Agents for any Series of ABXFC Notes and, ABXFC or the Guarantors, as the case may be, will, prior to or on each due date of the principal of or interest on any ABXFC Notes of that Series, deposit with a Paying Agent a sum sufficient to pay the principal or interest so becoming due, such sum to be held in trust for the benefit of the Persons entitled to such principal or interest, and (unless such Paying Agent is the Trustee) ABXFC will promptly notify the Trustee of its action or failure so to act.
          ABXFC will cause the bank through which payment of funds to the Paying Agent will be made to deliver to the Paying Agent by 10:00 a.m. (New York Time) two Business Days prior to the due date of such payment an irrevocable confirmation (by tested telex or authenticated Swift MT 100 Message) of its intention to make such payment.
          ABXFC will cause each Paying Agent (other than the Trustee) for any Series of ABXFC Notes to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will:
     (1) hold all sums held by it for the payment of the principal of and interest on ABXFC Notes of such Series in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided;
     (2) give the Trustee notice of any default by ABXFC in the making of any payment of principal of or interest on the ABXFC Notes of such Series; and
     (3) at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.
          ABXFC may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Issuer Order direct any Paying Agent to pay, to the Trustee all sums held in trust by ABXFC or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which sums were held by ABXFC or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such sums.
          Except as provided in the ABXFC Notes of any Series, any money deposited with the Trustee or any Paying Agent, or then held by ABXFC or any Guarantor, in trust for the payment of the principal of or interest on any ABXFC Note of any Series, and remaining unclaimed for two years after such principal or interest has become due and payable shall be paid to ABXFC or such Guarantor, or (if then held by ABXFC or such Guarantor) shall be discharged from such trust; and the Holder of such ABXFC Note shall thereafter, as an unsecured general creditor, look only to ABXFC or such Guarantor, as the case may be, for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of ABXFC or such Guarantor, as the case may be, as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, shall at the written direction and at the expense of ABXFC cause to be published once, in an Authorized Newspaper, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to ABXFC or such Guarantor, as the case may be.

SECTION 1004. Statement as to Compliance.
          ABXFC and the Guarantors will deliver to the Trustee, within 120 days after the end of each fiscal year (which as of the date hereof ends on the 31st day of December), a brief certificate from the Administrator, in the case of ABXFC, or principal executive officer, principal financial officer or principal accounting officer in the case of each Guarantor as to his or her knowledge of ABXFC’s or a Guarantor’s compliance with all conditions and covenants under this Indenture and as to any default in such performance. For purposes of this Section 1004, such compliance shall be determined without regard to any period of grace or requirement of notice under this Indenture.
SECTION 1005. Additional Amounts.
          If ABXFC receives Additional Amounts pursuant to the terms of the Barrick Notes of a Series, such amounts will be used to fund payment of interest to holders of the ABXFC Notes of such Series.
SECTION 1006. Limitation or Amendment of Memorandum and Articles of Association.
          ABXFC may not amend its Memorandum and Articles of Association without the consent of the Guarantors.
SECTION 1007. Limitation or Payment of Dividends.
          ABXFC may not declare or pay any dividend or distribute any property in respect of the shares of ABXFC without the consent of the Guarantors.
SECTION 1008. Corporate Existence.
          Subject to Article Eight, ABXFC and the Guarantors will do or cause to be done all things necessary to preserve and keep in full force and effect its existence (corporate or other) and the rights (charter and statutory) and franchises of ABXFC or the Guarantors, as the case may be; provided, however, that ABXFC or the Guarantors, as the case may be, shall not be required to preserve any such right or franchise if ABXFC or the Guarantors, as the case may be, shall determine that the preservation thereof is no longer desirable in the conduct of the business of ABXFC and the Guarantors and its Subsidiaries as a whole, as the case may be.
SECTION 1009. Limitation on Issuance of Shares.
          ABXFC may not issue any shares without the consent of the Guarantors.
SECTION 1010. U.S. Federal Income Tax Treatment.
          For U.S. federal income tax purposes, ABXFC shall treat the ABXFC Notes in a manner consistent with the U.S. federal income tax treatment of the ABXFC Notes as indebtedness of BIBC (and of the Joint Obligors to the extent of their obligations thereunder).

ARTICLE ELEVEN
VOTING OF THE BARRICK NOTES
SECTION 1101. Voting of the Barrick Notes.
          In the event that ABXFC receives a request for ABXFC’s consent to any amendment, modification or waiver of a Barrick Note or the Barrick Indenture, or any document thereunder, or relating thereto, or receives any other solicitation for any action with respect to such Barrick Note, ABXFC shall within five Business Days mail a notice of such proposed amendment, modification, waiver or solicitation to each holder of record of the ABXFC Notes of the Series relating to such Barrick Notes as of the date of such request. ABXFC shall request instructions from such Holders of ABXFC Notes as to what action to take in response to such request. ABXFC shall consent or vote, or refrain from consenting or voting, in the same proportion (based on the outstanding principal amount of the ABXFC Notes) as such ABXFC Notes were actually voted or not voted by the holders thereof as of the date determined by ABXFC prior to the date such vote or consent as a holder of Barrick Notes is required; provided, however, that, ABXFC shall at no time direct the Depositary to vote in favor of or consent to (i) any matter which would alter the timing or amount of any payment on such Barrick Note, without the consent of the Holders of ABXFC Notes representing 100% of the aggregate Voting Rights of such ABXFC Notes, or (ii) which would result in the exchange or substitution of such Barrick Note pursuant to a plan for the refunding or refinancing of such Barrick Note without the consent of the Holders of ABXFC Notes representing 100% of the aggregate Voting Rights of the ABXFC Notes of such Series. ABXFC shall have no liability for any failure to act resulting from such late return by Holders of ABXFC Notes of, or failure to return, directions requested by ABXFC from such Holders of ABXFC Notes. “Voting Rights” means, in respect of an ABXFC Note, one vote in respect of each $100,000 of outstanding principal amount of such note. ABXFC Notes held by the Guarantors will not be entitled to any voting right on matters submitted to a vote of the ABXFC Noteholders.
ARTICLE TWELVE
ADDITIONAL GUARANTEES
SECTION 1201. Designation of Additional Guarantors.
          If BIBC designates an affiliate to act as an additional Joint Obligor for the Barrick Notes pursuant to the terms of the Barrick Indenture, BIBC and each existing Joint Obligor shall execute, and BIBC shall procure that such additional Joint Obligor executes, a supplemental indenture to this Indenture in the form set forth in Exhibit D hereto and a Guarantee in the form set forth in Section 1503, and delivers an Officers’ Certificate and Opinion of Counsel in respect of enforceability to the Trustee in connection with such supplemental indenture and Guarantee. Such supplemental indenture shall provide that each Joint Obligor (including the additional Joint Obligor) shall be an additional Guarantor under this Indenture and shall be liable, with respect to any amount due under the Guarantees, for such amount multiplied by the Joint Obligor Fraction in respect of such Joint Obligor and that BGC and BIBC shall be jointly and severally liable in full with respect to any amount due under the Guarantees. BIBC shall be deemed to have designated BMC as an additional Guarantor pursuant to this Section 1201 on the date hereof.

ARTICLE THIRTEEN
MANDATORY EXCHANGE
SECTION 1301. Mandatory Exchange on the Note Exchange Date.
          On the Note Exchange Date, (i) the Series A ABXFC Notes and the related Guarantees will be mandatorily exchanged for the same principal amount of Series A Barrick Notes and the related guarantee of the obligations of BIBC and the Joint Obligors under the Series A Barrick Notes and (ii) the Series B ABXFC Notes and the related Guarantees will be mandatorily exchanged for the same principal amount of Series B Barrick Notes and the related guarantee of the obligations of BIBC and the Joint Obligors under the Series B Barrick Notes.
SECTION 1302. Effect of Exchange on Interest Payments.
          Interest, if any, that accrues on the ABXFC Notes of a Series between (i) the Interest Payment Date immediately preceding the Note Exchange Date and (ii) the Note Exchange Date will be paid to holders of the corresponding Series of Barrick Notes, on the first Interest Payment Date (as defined in the Barrick Indenture) in respect of such Barrick Notes following the Note Exchange Date.
SECTION 1303. Delivery upon Exchange of ABXFC Notes.
          On the Business Day following the conclusion of the Revolving Period, ABXFC shall deliver to the Trustee through the Depositary, for the benefit of the Holders of the Outstanding ABXFC Notes, Barrick Notes in accordance with Section 1301 hereof, credited to an account at the Depositary in the name of the Trustee (in its capacity as Barrick Note Trustee), or its nominee, as custodian for the Holders of the ABXFC Notes.
SECTION 1304. Registration of Barrick Notes.
          Upon such exchange, each Barrick Note shall be registered in the name of the Holder of, and in the same denominations as, the ABXFC Note for which it was exchanged (unless such a Holder shall have instructed the Security Registrar through instructions from the Depositary and the Participant or Indirect Participant, in which case the applicable Barrick Note shall be registered in such name or names and in such authorized denomination or denominations as such Holder has so instruct the Security Registrar, provided that no such registration shall be made unless such Holder has paid any transfer and other taxes required by reason of such registration in a name other than that of the registered Holder of the ABXFC Note or has established to the satisfaction of ABXFC that such tax either has been paid or is not payable, as provided in Section 1305).
SECTION 1305. Charges and Taxes.
          BIBC will pay all stamp transfer and similar taxes attributable to the delivery of the Barrick Notes; provided, however, that BIBC shall not be required to pay any such tax or taxes that may be payable in respect of any registration of a Barrick Note in a name other than that of the registered Holder of the ABXFC Notes surrendered in respect of the ABXFC Notes evidenced thereby, other than in the name of the Trustee, as custodian for such Holder, and

ABXFC shall not be required to deliver such Barrick Notes unless or until the Person or Persons requesting the transfer or registration thereof shall have paid to BIBC the amount of such tax or shall have established to the satisfaction of BIBC that such tax has been paid.
ARTICLE FOURTEEN
[INTENTIONALLY OMITTED]
ARTICLE FIFTEEN
GUARANTEE
SECTION 1501. Guarantee.
          Each Guarantor hereby unconditionally and irrevocably, guarantees to each Holder of an ABXFC Note of each Series authenticated and delivered by the Trustee and to the Trustee on behalf of each such Holder, and the due and punctual payment of the principal of and interest on such ABXFC Note, when and as the same shall become due and payable, whether on the Stated Maturity, by declaration of acceleration, call for redemption or otherwise, according to the terms thereof and of this Indenture; provided, however, that each additional Guarantor who becomes liable under a Guarantee pursuant to Article 12 shall be liable only to the extent set forth in such Article 12. In case of the failure of ABXFC punctually to make any such payment of principal or interest that may be payable with respect to any ABXFC Note, each Guarantor hereby agrees, to the extent of its liability under its Guarantee, to cause any such payment to be made punctually when and as the same shall become due and payable, whether on the Stated Maturity or by declaration of acceleration, call for redemption or otherwise, and as if such payment were made by ABXFC. BIBC and BGC will be jointly and severally liable for the obligations guaranteed under their Guarantees. With respect to the obligations guaranteed by the Guarantee of a Guarantor who becomes liable under a Guarantee pursuant to Article 12, such obligations will be guaranteed jointly and severally by BIBC, such Guarantor and BGC.
          Each Guarantor hereby agrees that this Guarantee is a guarantee of payment and not of collection and that its obligations hereunder shall be as if it were principal debtor and not merely surety, and shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of any ABXFC Note or this Indenture, any failure to enforce the provisions of any ABXFC Note or this Indenture, or any waiver, modification or indulgence granted to ABXFC with respect thereto or hereto, by the Holder of any ABXFC Note or by the Trustee or by any other circumstance or defense (including fraud in the inducement or other fraud) which may otherwise constitute a legal or equitable discharge of a surety or Guarantor; provided, however, that, notwithstanding the foregoing, no such waiver, modification or indulgence shall, without the consent of each Guarantor, increase the principal amount of any ABXFC Note, or increase the interest rate thereon, or alter the Stated Maturity thereof. Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of ABXFC, any right to require a proceeding first against ABXFC, protest or notice with respect to any ABXFC Note or the indebtedness evidenced thereby or with respect to any other amounts that may be payable with respect to such ABXFC Note and all demands whatsoever, and covenants that its obligations under this Article Fifteen and the Guarantees will not be discharged except by payment in full of the principal of and interest on the ABXFC Notes.

          Each Guarantor further agrees that, if any payment made by ABXFC under the ABXFC Notes is at any time annulled, avoided, set aside, rescinded, invalidated, declared to be fraudulent or preferential or otherwise required to be refunded or repaid, under any applicable bankruptcy law, equitable cause or any other requirement of applicable law, then, to the extent of such amount required to be refunded, repaid or returned, any such Guarantor’s liability hereunder shall be and remain in full force and effect, as fully as if such payment or proceeds had never been made or received. If, prior to any of the foregoing, any Guarantee shall have been cancelled or surrendered, such Guarantee shall be reinstated in full force and effect, and such prior cancellation or surrender shall not diminish, release, discharge, impair or otherwise affect the obligations of any such Guarantor in respect of the amount of such payment.
          Each Guarantor shall be subrogated to all rights of the Holder of any ABXFC Note and the Trustee against ABXFC in respect of any amounts paid to such Holder by a Guarantor pursuant to the provisions of this Article Fifteen and its Guarantee of such ABXFC Note; provided, however, that a Guarantor shall not be entitled to enforce or to receive any payments arising out of or based upon such right of subrogation until the principal of and interest on all ABXFC Notes of the same Series issued under this Indenture and any other amounts with respect to such ABXFC Notes shall have been paid in full.
          If any of the principal of interest on or other amounts payable in respect of any ABXFC Note is not recoverable from ABXFC for any reason (including any failure of such obligations to be legal, valid and binding obligations of ABXFC enforceable against ABXFC in accordance with their terms) the Guarantors shall indemnify the Holders for such amounts and shall pay those amounts to the Holders on demand made by the Trustee. This applies whether or not the transaction relating to such obligations was void or illegal or has been subsequently avoided. A valid claim made under this indemnity , as it relates to a Guarantee, may only be made to the extent a corresponding claim under such Guarantee would have been valid and enforceable, but for such Guarantee being otherwise deemed invalid for any reason.
SECTION 1502. Execution and Delivery of Guarantees.
          The Guarantees to be endorsed on the ABXFC Notes of each Series shall include the terms of the guarantees set forth in Section 1501 and any other terms that may be set forth in the form established pursuant to Section 1503 with respect to such Series. Each Guarantor hereby agrees to execute the Guarantees, in a form established pursuant to Section 1503, to be endorsed on each ABXFC Note authenticated and delivered by a Trustee.
          The Guarantees shall be executed on behalf of each Guarantor by its Chairman, its Chief Executive Officer, its President or a Vice President, together with any one of the Secretary, an Assistant Secretary, the Treasurer or Assistant Treasurer of the Parent Guarantor. The signature of any of these officers on the Guarantees may be manual or facsimile signatures of the present or any future such authorized officer and may be imprinted or otherwise reproduced on the Guarantees.
          Guarantees bearing the manual or facsimile signatures of individuals who were at any time the proper officers of a Guarantor shall bind such Guarantor, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of the ABXFC Notes on which such Guarantees are endorsed or did not hold such offices at the date of such ABXFC Notes.
          The delivery of any ABXFC Note by a Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Guarantee endorsed thereon on behalf of any Guarantor. Each Guarantor hereby agrees that its Guarantee set forth in Section 1501 shall remain in full force and effect notwithstanding any failure to endorse a Guarantee on any Guaranteed ABXFC Note.
SECTION 1503. Form of Guarantee
          Guarantees to be endorsed on the ABXFC Notes shall be in substantially the form set forth below:
GUARANTEE
OF
[           ]
          For value received, [      ], a corporation incorporated under the laws of [      ], having its principal executive offices at [      ] (herein called the “Guarantor”, which term includes any successor Person under the Indenture referred to in the ABXFC Note upon which this Guarantee is endorsed), hereby unconditionally and irrevocably guarantees to the Holder of the ABXFC Note upon which this Guarantee is endorsed and to the Trustee on behalf of each such Holder the due and punctual payment of the principal of and interest on and other amounts that may become payable with respect to such ABXFC Note, when and as the same shall become due and payable, whether on the Stated Maturity, by declaration of acceleration, call for redemption or otherwise, according to the terms thereof and of the Indenture referred to therein[; provided, however, that the Guarantor shall be liable for the amount due under this Guarantee multiplied by the Joint Obligor Fraction in respect of such Guarantor]. In case of the failure of ABXFC (as defined in such Indenture), punctually to make any such payment of principal, interest or any other amounts that may become payable with respect to such ABXFC Note , the Guarantor hereby agrees[, to the extent of its liability under this Guarantee,] to cause any such payment to be made punctually when and as the same shall become due and payable, whether on the Stated Maturity or by declaration of acceleration, call for redemption or otherwise, and as if such payment were made by ABXFC.
          The Guarantor hereby agrees that this Guarantee is a guarantee of payment and not of collection and that its obligations hereunder shall be as if it were principal debtor and not merely surety, and shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of such ABXFC Note or such Indenture, any failure to enforce the provisions of such ABXFC Note or such Indenture, or any waiver, modification or indulgence granted to ABXFC with respect thereto, by the Holder of such ABXFC Note or by the Trustee or by any other circumstance or defense (including fraud in the inducement or other fraud) which may otherwise constitute a legal or equitable discharge of a surety or Guarantor; provided, however, that, notwithstanding the foregoing, no such waiver, modification or indulgence shall, without the consent of the Guarantor, increase the principal amount of such ABXFC Note, or increase the interest rate thereon or alter the Stated Maturity thereof. The Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of ABXFC, any right to require a proceeding first against ABXFC, protest or notice with respect to such ABXFC Note or the indebtedness evidenced thereby or with respect to any other amounts that may be payable with respect to such ABXFC Note and all demands whatsoever, and covenants that its obligations under this Guarantee will not be discharged except by payment in full of the principal of and interest on such ABXFC Note.
          The Guarantor further agrees that, if any payment made by ABXFC under the ABXFC Notes is at any time annulled, avoided, set aside, rescinded, invalidated, declared to be fraudulent or preferential or otherwise required to be refunded or repaid, under any applicable bankruptcy law, equitable cause or any other requirement of applicable law, then, to the extent of such amount required to be refunded, repaid or returned, the Guarantor’s liability hereunder shall be and remain in full force and effect, as fully as if such payment or proceeds had never been made or received. If, prior to any of the foregoing, this Guarantee shall have been cancelled or surrendered, this Guarantee shall be reinstated in full force and effect, and such prior cancellation or surrender shall not diminish, release, discharge, impair or otherwise affect the obligations of the Guarantor in respect of the amount of such payment.
          The Guarantor shall be subrogated to all rights of the Holder of such ABXFC Note and the Trustee against ABXFC in respect of any amounts paid to such Holder by the Guarantor pursuant to the provisions of this Guarantee; provided, however, that the Guarantor shall not be entitled to enforce or to receive any payments arising out of or based upon such right of subrogation until the principal of and interest on all ABXFC Notes of the same Series issued under such Indenture and any other amounts that may be payable with respect to such ABXFC Notes shall have been paid in full.
          If any of the principal of interest on or other amounts payable in respect of any ABXFC Note is not recoverable from ABXFC for any reason (including any failure of such obligations to be legal, valid and binding obligations of ABXFC enforceable against ABXFC in accordance with their terms) the Guarantors shall indemnify the Holders for such amounts and shall pay those amounts to the Holders on demand made by the Trustee. This applies whether or not the transaction relating to such obligations was void or illegal or has been subsequently avoided. A valid claim made under this indemnity may only be made to the extent a corresponding claim under this Guarantee would have been valid and enforceable, but for the Guarantee being otherwise deemed invalid for any reason.
          No reference herein to such Indenture and no provision of this Guarantee or of such Indenture shall alter or impair the guarantees of the Guarantor, which are absolute and unconditional, of the due and punctual payment of the principal of and interest on the ABXFC Note upon which this Guarantee is endorsed.
          This Guarantee shall not be valid or obligatory for any purpose until the certificate of authentication of such ABXFC Note shall have been manually executed by or on behalf of the Trustee under such Indenture.

          All terms used in this Guarantee which are defined in such Indenture shall have the meanings assigned to them in such Indenture.
          This Guarantee shall be governed by and construed in accordance with the laws of the State of New York.
          Executed and dated the date on the face hereof.

[ ]

By

Name:
Title:

By

Name:
Title:
          Reference is made to Article Fifteen for further provisions with respect to the Guarantees.
SECTION 1504. Notice to Trustee.
          Any Guarantor shall give prompt written notice to the Trustee of any fact known to such Guarantor which prohibits the making of any payment to or by the Trustee in respect of the Guarantee pursuant to the provisions of this Article Fifteen.
SECTION 1505. This Article Not to Prevent Events of Default.
          The failure to make a payment on account of principal of or interest on the ABXFC Notes by reason of any provision of this Article will not be construed as preventing the occurrence of an Event of Default.
ARTICLE SIXTEEN
MEETINGS OF HOLDERS OF SECURITIES
SECTION 1601. Purposes for Which Meetings May Be Called.
          A meeting of Holders of ABXFC Notes of such Series may be called at any time and from time to time pursuant to this Article to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be made, given or taken by Holders of ABXFC Notes of such Series.
SECTION 1602. Call, Notice and Place of Meetings.
          (a) The Trustee may at any time call a meeting of Holders of ABXFC Notes of any Series for any purpose specified in Section 1601, to be held at such time and at such place in The City of New York as the Trustee shall determine. Notice of every meeting of Holders of

ABXFC Notes of any Series, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given, in the manner provided for in Section 106, not less than 21 nor more than 180 days prior to the date fixed for the meeting.
          (b) In case at any time ABXFC, pursuant to a Board Resolution, the Guarantors or the Holders of at least 10% in principal amount of the Outstanding ABXFC Notes of any Series shall have requested the Trustee to call a meeting of the Holders of ABXFC Notes of such Series for any purpose specified in Section 1601, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have made the first publication of the notice of such meeting within 21 days after receipt of such request or shall not thereafter proceed to cause the meeting to be held as provided herein, then ABXFC, the Guarantors or the Holders of ABXFC Notes of such Series in the amount above specified, as the case may be, may determine the time and the place in The City of New York or in Toronto, Ontario, Canada for such meeting and may call such meeting for such purposes by giving notice thereof as provided in paragraph (a) of this Section.
SECTION 1603. Persons Entitled to Vote at Meetings.
          To be entitled to vote at any meeting of Holders of ABXFC Notes of any Series, a Person shall be (1) a Holder of one or more Outstanding ABXFC Notes of such Series, or (2) a Person appointed by an instrument in writing as proxy for a Holder or Holders of one or more Outstanding ABXFC Notes of such Series by such Holder of Holders. The only Persons who shall be entitled to be present or to speak at any meeting of Holders of ABXFC Notes of any Series shall be the Person entitled to vote at such meeting and their counsel, any representatives of the Trustee and its counsel and any representatives of ABXFC and the Guarantors and their respective counsel.
SECTION 1604. Quorum; Action.
          The Persons entitled to vote a majority in principal amount of the Outstanding ABXFC Notes of a Series shall constitute a quorum for a meeting of Holders of ABXFC Notes of such Series; provided, however, that, if any action is to be taken at such meeting with respect to a consent or waiver which this Indenture expressly provides may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding ABXFC Notes of a Series, the Persons entitled to vote such specified percentage in principal amount of the Outstanding ABXFC Notes of such Series shall constitute a quorum. In the absence of a quorum within 30 minutes of the time appointed for any such meeting, the meeting shall, if convened at the request of Holders of ABXFC Notes of such Series, be dissolved. In any other case the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such meeting. In the absence of a quorum at any such adjourned meeting, such adjourned meeting may be further adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such adjourned meeting. Notice of the reconvening of any adjourned meeting shall be given as provided in Section 1602(a), except that such notice need be given only once not less than five days prior to the date on which the meeting is scheduled to be reconvened. Notice of the reconvening of any adjourned meeting shall state expressly the percentage, as provided above, of the principal amount of the Outstanding ABXFC Notes of such Series which shall constitute a quorum.
          Subject to the foregoing, at the reconvening of any meeting adjourned for lack of a quorum the Persons entitled to vote 25% in principal amount of the Outstanding ABXFC Notes at the time shall constitute a quorum for the taking of any action set forth in the notice of the original meeting.
          Except as limited by the proviso to Section 902, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted by the affirmative vote of the Holders of not less than a majority in principal amount of the Outstanding ABXFC Notes of such Series; provided, however, that, except as limited by the proviso to Section 902, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding ABXFC Notes of a Series may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid by the affirmative vote of the Holders of not less than such specified percentage in principal amount of the Outstanding ABXFC Notes of such Series.
          Any resolution passed or decision taken at any meeting of Holders of ABXFC Notes of any Series duly held in accordance with this Section shall be binding on all the Holders of ABXFC Notes of such Series, whether or not present or represented at the meeting.
          Notwithstanding the foregoing provisions of this Section 1604, if any action is to be taken at a meeting of Holders of ABXFC Notes of any Series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding ABXFC Notes affected thereby, or of the Holders of such Series and one or more additional Series:
     (i) there shall be no minimum quorum requirement for such meeting; and
     (ii) the principal amount of the Outstanding ABXFC Notes of such Series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under this Indenture.
SECTION 1605. Determination of Voting Rights; Conduct and Adjournment of Meetings.
          (a) Notwithstanding any provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders of ABXFC Notes of a Series in regard to proof of the holding of ABXFC Notes of such Series and of the appointment of proxies and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as its shall deem appropriate. Except as otherwise permitted or required by any such regulations, the holding of ABXFC Notes shall be proved in the manner specified in Section 104 and the appointment of any proxy shall be proved in the manner specified in Section 104. Such regulations may provide that written instruments appointing proxies, regular on their face, may be presumed valid and genuine without the proof specified in Section 104 or other proof.
          (b) The Trustee shall, by an instrument in writing appoint a temporary chairman of the meeting, unless the meeting shall have been called by ABXFC, any Guarantor or by Holders of ABXFC Notes as provided in Section 1602(b), in which case ABXFC, such Guarantor or the Holders of ABXFC Notes of the Series calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Persons entitled to vote a majority in principal amount of the Outstanding ABXFC Notes of such Series represented at the meeting.
          (c) At any meeting each Holder of an ABXFC Note of such Series or proxy shall be entitled to one vote for each $1,000 principal amount of Outstanding ABXFC Notes of such Series held or represented by him (determined as specified in the definition of “Outstanding” in Section 101); provided, however, that no vote shall be cast or counted at any meeting in respect of any ABXFC Note challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding. The chairman of the meeting shall have no right to vote, except as a Holder of an ABXFC Note of such Series or proxy.
          (d) Any meeting of Holders of ABXFC Notes of any Series duly called pursuant to Section 1602 at which a quorum is present may be adjourned from time to time by Persons entitled to vote a majority in principal amount of the Outstanding ABXFC Notes of such Series represented at the meeting; and the meeting may be held as so adjourned without further notice.
SECTION 1606. Counting Votes and Recording Action of Meetings.
          The vote upon any resolution submitted to any meeting of Holders of ABXFC Notes of any Series shall be by written ballots on which shall be subscribed the signatures of the Holders of ABXFC Notes of such Series or of their representatives by proxy and the principal amounts and serial numbers of the Outstanding ABXFC Notes of such Series held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record, at least in duplicate, of the proceedings of each meeting of Holders of ABXFC Notes of any Series shall be prepared by the Secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was given as provided in Section 1602 and, if applicable, Section 1604. Each copy shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one such copy shall be delivered to ABXFC, and another to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting. Any record so signed and verified shall be conclusive evidence of the matters therein stated.
*     *     *     *     *

          This Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same Indenture.
          IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, all as of the day and year first above written.

ABX FINANCING COMPANY

By:	/s/ Karen Cameron

Name: Karen Cameron
Title: Director

BARRICK GOLD CORPORATION,
as a Guarantor

By:	/s/ Sybil Veenman

Name: Sybil Veenman
Title: Vice President, Assistant General Counsel and Secretary

By:	/s/ Andre Falzon

Name: Andre Falzon
Title: Vice President, Planning and Compliance

BARRICK INTERNATIONAL BANK CORP.,
as a Guarantor

By:	/s/ William Birchall

Name: William Birchall
Title: Director

By:	/s/ Paul Hardy

Name: Paul Hardy
Title: Director

BARRICK (HMC) MINING COMPANY
as an additional Guarantor

By:	/s/ Sybil Veenman

Name: Sybil Veenman
Title: Secretary

By:	/s/ Andre Falzon

Name: Andre Falzon
Title: Vice President and Controller

THE BANK OF NEW YORK
as Trustee

By:	/s/ Denise S. Moore

Name: DENISE S. MOORE
Title: ASSISTANT VICE PRESIDENT

EXHIBIT A
FORM OF SECURITY
[THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 206 OF THE INDENTURE, (II) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 206(a) OF THE INDENTURE, (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 210 OF THE INDENTURE AND (IV) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF ABX FINANCING COMPANY (“ABXFC”).]†
[UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”), TO ABXFC OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]‡
THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR ANY STATE SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) WHICH IS TWO YEARS AFTER

†	To be included only on Global Notes deposited with DTC as Depositary.

‡	To be included only on Global Notes deposited with DTC as Depositary.

THE LATER OF THE ISSUE DATE HEREOF AND THE LAST DATE ON WHICH ABX FINANCING COMPANY (“ABXFC”) OR ANY AFFILIATE OF ABXFC WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY), ONLY (A) TO ABXFC, THE GUARANTORS OR THE PARENT GUARANTOR, (B) FOR SO LONG AS THE ABXFC NOTES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT (“RULE 144A”), TO A PERSON IT REASONABLY BELIEVES IS BOTH A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A AND A “QUALIFIED PURCHASER” AS DEFINED IN THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A PERSON THAT IS BOTH A QUALIFIED INSTITUTIONAL BUYER AND A QUALIFIED PURCHASER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (C) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, OR (D) TO A PERSON IT REASONABLY BELIEVES IS A QUALIFIED PURCHASER AND PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT UPON THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO ABXFC, THE GUARANTORS AND THE PARENT GUARANTOR, SUBJECT IN EACH OF THE FOREGOING CASES, TO A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS SECURITY BEING COMPLETED AND DELIVERED BY THE TRANSFEROR TO ABXFC, ONE OF THE GUARANTORS OR THE PARENT GUARANTOR. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE, PROVIDED THAT IT WILL BE REPLACED WITH A LEGEND THAT RESTRICTS RESALES WITHIN THE UNITED STATES TO QUALIFIED PURCHASERS. BY PURCHASING THIS NOTE, THE HOLDER AGREES TO TREAT ITS INVESTMENT IN THIS NOTE AND, FOLLOWING THE NOTE EXCHANGE DATE THE BARRICK NOTE RECEIVED IN EXCHANGE THEREFOR, AS INDEBTEDNESS OF BARRICK INTERNATIONAL BANK CORP. AND OF THE JOINT OBLIGORS TO THE EXTENT OF THEIR OBLIGATIONS THEREUNDER) FOR ALL U.S. FEDERAL INCOME TAX PURPOSES.
[THIS NOTE (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION ORIGINALLY EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT.
THE RIGHTS ATTACHING TO THIS REGULATION S TEMPORARY GLOBAL NOTE AND THE CONDITIONS AND PROCEDURES GOVERNING ITS EXCHANGE FOR DEFINITIVE NOTES, ARE AS SPECIFIED IN THE INDENTURE (AS DEFINED HEREIN). NEITHER THE HOLDER NOR THE BENEFICIAL OWNERS OF THIS REGULATION S TEMPORARY GLOBAL NOTE SHALL BE ENTITLED TO RECEIVE CASH PAYMENTS OF INTEREST DURING THE PERIOD WHICH SUCH HOLDER HOLDS THIS NOTE.

NOTHING IN THIS LEGEND SHALL BE DEEMED TO PREVENT INTEREST FROM ACCRUING ON THIS NOTE.]§
ABX FINANCING COMPANY
Series [A][B] ___% ABXFC Note due [2016] [2036]
No.                           $
CUSIP:
          ABX FINANCING COMPANY, Cayman Islands exempted company having limited liability (the “Issuer”), for value received, hereby promises to pay to [                    ] [Cede & Co.]*, or registered assigns, the principal sum of $                     (                                         DOLLARS) on [date and year], at the office or agency of the Issuer, and to pay interest thereon on [date and year], and semi-annually thereafter on [date] and [date] in each year, commencing on [date and year], or from the most recent Interest Payment Date to which interest has been paid or duly provided for, at the rate of ___% per annum, until the Note Exchange Date or otherwise until principal hereof is paid or duly provided for, and (to the extent lawful) to pay on demand interest on any overdue principal, or interest at the rate borne by this ABXFC Note from the date on which such overdue principal, or interest becomes payable to the date payment of such principal or interest has been made or duly provided for. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this ABXFC Note (or one or more predecessor ABXFC Notes) is registered at the close of business on the regular record date for such interest, which shall be the [date] or [date] (each a “Regular Record Date”) (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date, and such defaulted interest, and (to the extent lawful) interest on such defaulted interest at the rate borne by the ABXFC Notes of this Series, may be paid to the Person in whose name this ABXFC Note (or one or more predecessor ABXFC Notes) is registered at the close of business on a special record date for the payment of such defaulted interest to be fixed by the Trustee, notice whereof shall be given to Holders of ABXFC Notes of this Series not less than 10 days prior to such special record date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the ABXFC Notes of this Series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture. Reference is hereby made to the further provisions of this ABXFC Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.
          Unless the certificate of authentication hereon has been duly executed by the Trustee by manual signature, this ABXFC Note shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

§	To be included only on Reg S Temporary Global Notes.

          IN WITNESS WHEREOF, ABX Financing Company has caused this instrument to be duly executed.

Dated:

ABX FINANCING COMPANY

By

By

TRUSTEE’S CERTIFICATE OF AUTHENTICATION
          This is one of the ABXFC Notes of the Series designated therein referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK, as Trustee

By

Authorized Officer

GUARANTEE OF [                ]
          For value received, [           ], a corporation incorporated under the laws of [           ], having its principal executive offices at [           ] (herein called the “Guarantor”, which term includes any successor Person under the Indenture referred to in the ABXFC Note upon which this Guarantee is endorsed), hereby unconditionally and irrevocably guarantees to the Holder of the ABXFC Note upon which this Guarantee is endorsed and to the Trustee on behalf of each such Holder the due and punctual payment of the principal of and interest on and other amounts that may become payable with respect to such ABXFC Note, when and as the same shall become due and payable, whether on the Stated Maturity, by declaration of acceleration, call for redemption or otherwise, according to the terms thereof and of the Indenture referred to therein[; provided, however, that the Guarantor shall be liable for the amount due under this Guarantee multiplied by the Joint Obligor Fraction in respect of such Guarantor]. In case of the failure of ABXFC (as defined in such Indenture), punctually to make any such payment of principal, interest or any other amounts that may become payable with respect to such ABXFC Note, the Guarantor hereby agrees[, to the extent of its liability under this Guarantee,] to cause any such payment to be made punctually when and as the same shall become due and payable, whether on the Stated Maturity or by declaration of acceleration, call for redemption or otherwise, and as if such payment were made by ABXFC.
          The Guarantor hereby agrees that this Guarantee is a guarantee of payment and not of collection and that its obligations hereunder shall be as if it were principal debtor and not merely surety, and shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of such ABXFC Note or such Indenture, any failure to enforce the provisions of such ABXFC Note or such Indenture, or any waiver, modification or indulgence granted to ABXFC with respect thereto, by the Holder of such ABXFC Note or by the Trustee or by any other circumstance or defense (including fraud in the inducement or other fraud) which may otherwise constitute a legal or equitable discharge of a surety or Guarantor; provided, however, that, notwithstanding the foregoing, no such waiver, modification or indulgence shall, without the consent of the Guarantor, increase the principal amount of such ABXFC Note, or increase the interest rate thereon or alter the Stated Maturity thereof. The Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of ABXFC, any right to require a proceeding first against ABXFC, protest or notice with respect to such ABXFC Note or the indebtedness evidenced thereby or with respect to any other amounts that may be payable with respect to such ABXFC Note and all demands whatsoever, and covenants that its obligations under this Guarantee will not be discharged except by payment in full of the principal of and interest on such ABXFC Note.
          The Guarantor further agrees that, if any payment made by ABXFC under the ABXFC Notes is at any time annulled, avoided, set aside, rescinded, invalidated, declared to be fraudulent or preferential or otherwise required to be refunded or repaid, under any applicable bankruptcy law, equitable cause or any other requirement of applicable law, then, to the extent of such amount required to be refunded, repaid or returned, the Guarantor’s liability hereunder shall be and remain in full force and effect, as fully as if such payment or proceeds had never been made or received. If, prior to any of the foregoing, this Guarantee shall have been cancelled or surrendered, this Guarantee shall be reinstated in full force and effect, and such prior cancellation or surrender shall not diminish, release, discharge, impair or otherwise affect the obligations of the Guarantor in respect of the amount of such payment.
          The Guarantor shall be subrogated to all rights of the Holder of such ABXFC Note and the Trustee against ABXFC in respect of any amounts paid to such Holder by the Guarantor pursuant to the provisions of this Guarantee; provided, however, that the Guarantor shall not be entitled to enforce or to receive any payments arising out of or based upon such right of subrogation until the principal of and interest on all ABXFC Notes of the same Series issued under such Indenture and any other amounts that may be payable with respect to such ABXFC Notes shall have been paid in full.
          If any of the principal of interest on or other amounts payable in respect of any ABXFC Note is not recoverable from ABXFC for any reason (including any failure of such obligations to be legal, valid and binding obligations of ABXFC enforceable against ABXFC in accordance with their terms) the Guarantors shall indemnify the Holders for such amounts and shall pay those amounts to the Holders on demand made by the Trustee. This applies whether or not the transaction relating to such obligations was void or illegal or has been subsequently avoided. A valid claim made under this indemnity may only be made to the extent a corresponding claim under this Guarantee would have been valid and enforceable, but for the Guarantee being otherwise deemed invalid for any reason.
          No reference herein to such Indenture and no provision of this Guarantee or of such Indenture shall alter or impair the guarantees of the Guarantor, which are absolute and unconditional, of the due and punctual payment of the principal of and interest on the ABXFC Note upon which this Guarantee is endorsed.
          This Guarantee shall not be valid or obligatory for any purpose until the certificate of authentication of such ABXFC Note shall have been manually executed by or on behalf of the Trustee under such Indenture.
          All terms used in this Guarantee which are defined in such Indenture shall have the meanings assigned to them in such Indenture.
          This Guarantee shall be governed by and construed in accordance with the laws of the State of New York.
          Executed and dated the date on the face hereof.

[ ]

By

Name:
Title:

By

Name:
Title:

[Form of Reverse]
          This security is one of a duly authorized issue of securities of ABX Financing Company (the “the Issuer”) designated as its [5.75% Series A ABXFC Notes due 2016] [6.35% Series B ABXFC Notes due 2036] (herein called the “ABXFC Notes”), limited (except as otherwise provided in the Indenture referred to below) in aggregate principal amount to $[400] [600],000,000], which may be issued under an indenture (herein called the “Indenture”) dated as of October 12, 2006 among the Issuer, Barrick Gold Corporation, Barrick International Bank Corp., Barrick (HMC) Mining Company and The Bank of New York, as trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Guarantors, the Issuer, the Trustee and the Holders of the ABXFC Notes, and of the terms upon which the ABXFC Notes are, and are to be, authenticated and delivered. This ABXFC Note is a Global Note representing $[400] [600],000,000 aggregate principal amount of the ABXFC Notes of this Series.
          On the Note Exchange Date, (i) the Series A ABXFC Notes and the related Guarantees will be mandatorily exchanged for the same principal amount of Series A Barrick Notes and the related guarantee of the obligations of BIBC and the Joint Obligors under the Series A Barrick Notes and (ii) the Series B ABXFC Notes and the related Guarantees will be mandatorily exchanged for the same principal amount of Series B Barrick Notes and the related guarantee of the obligations of BIBC and the Joint Obligors under the Series B Barrick Notes.
          Payment of the principal of and interest on this ABXFC Note will be made at the office or agency of the Issuer maintained for that purpose in the Borough of Manhattan, The City of New York [and, in the case of Holders in Ontario, in Toronto, Ontario, Canada,] in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of interest may be made at the option of the Issuer (i) by check mailed to the address of the Person entitled thereto as such address shall appear on the Security Register or (ii) by wire transfer to an account maintained in the United States by the Person entitled to such payment as specified in the Security Register. Notwithstanding the foregoing, payments of principal and interest on a Global Note registered in the name of a Depositary or its nominee will be made by wire transfer of immediately available funds. Principal paid in relation to any ABXFC Note of this Series at Maturity shall be paid to the Holder of such ABXFC Note only upon presentation and surrender of such ABXFC Note to such office or agency referred to above.
          The ABXFC Notes are subject to redemption as set forth in Article 3 of the Indenture.
          In the case of any redemption of ABXFC Notes of this Series, interest installments whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such ABXFC Notes, or one or more predecessor ABXFC Notes, of record at the close of business on the relevant record dates according to their terms. ABXFC Notes of this Series (or portions thereof) for whose redemption payment is made or duly provided for in accordance with the Indenture shall cease to bear interest from and after the redemption date of the Barrick Notes corresponding to such ABXFC Notes.
          In the event of redemption of this ABXFC Note in part only, a new ABXFC Note or ABXFC Notes of this Series for the unredeemed portion hereof shall be issued in the name of the Holder hereof upon the cancellation hereof.

          If an Event of Default shall occur and be continuing, the principal of and accrued but unpaid interest on all the ABXFC Notes may be declared due and payable in the manner and with the effect provided in the Indenture.
          The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Issuer, the Guarantors and the rights of the Holders under the Indenture at any time by the Issuer, the Guarantors and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the ABXFC Notes at the time Outstanding of all Series affected by such amendment or modification. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the ABXFC Notes of this Series at the time Outstanding, on behalf of the Holders of all the ABXFC Notes of this Series, to waive compliance by the Issuer and the Guarantors with certain provisions of the Indenture and also contains provisions permitting the Holders of not less than a majority in aggregate principal amount of the Outstanding ABXFC Notes of all Series with respect to which a Default shall have occurred and shall be continuing, on behalf of the Holders of all Outstanding ABXFC Notes of such affected Series, to waive certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the Holder of this ABXFC Note shall be conclusive and binding upon such Holder and upon all future Holders of this ABXFC Note and of any ABXFC Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this ABXFC Note.
          No reference herein to the Indenture and no provision of this ABXFC Note or of the Indenture shall alter or impair the obligation of the Issuer and the Guarantors, which is absolute and unconditional, to pay the principal of and interest on this ABXFC Note at the times, place, and rate, and in the coin or currency, herein prescribed.
          As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this ABXFC Note is registerable on the Security Register of the Issuer, upon surrender of this ABXFC Note for registration of transfer at the office or agency of the Issuer maintained for such purpose in the Borough of Manhattan, The City of New York and Toronto, Ontario duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Issuer and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new ABXFC Notes of this Series, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.
          The ABXFC Notes of this Series are issuable only in registered form without coupons in denominations of $100,000 and any $1,000 integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, the ABXFC Notes of this Series are exchangeable for a like aggregate principal amount of ABXFC Notes of this Series of a different authorized denomination, as requested by the Holder surrendering the same.
          No service charge shall be made for any registration of transfer or exchange of ABXFC Notes of this Series, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.
          Prior to the time of due presentment of this ABXFC Note for registration of transfer, the Issuer, the Trustee and any agent of the Issuer or the Trustee may treat the Person in whose name this

ABXFC Note is registered as the owner hereof for all purposes, whether or not this ABXFC Note is overdue, and neither the Issuer, the Trustee nor any agent shall be affected by notice to the contrary.
          Interest on this ABXFC Note shall be computed on the basis of a 360-day year of twelve 30-day months. For the purposes of disclosure under the Interest Act (Canada), the yearly rate of interest which is equivalent to the rate payable hereunder is the rate payable hereunder multiplied by the actual number of days in the year divided by 360.
          Payments of principal (including the Redemption Price, if any) and interest in respect of any Series A ABXFC Note will be funded solely from the corresponding payments under the Series A Barrick Notes, under BGC’s guarantee of the Series A Barrick Notes or under the Guarantees. If such funds are insufficient to make payments due on the Series A ABXFC Notes, no other assets of ABXFC will be available for payment of the deficiency and all obligations of ABXFC and any claims against ABXFC in respect of such amounts under the Series A ABXFC Notes will be extinguished and will not revive.
          Payments of principal (including the Redemption Price, if any) and interest in respect of any Series B ABXFC Note will be funded solely from the corresponding payments under the Series B Barrick Notes, under BGC’s guarantee of the Series B Barrick Notes or under the Guarantees. If such funds are insufficient to make payments due on the Series B ABXFC Notes, no other assets of ABXFC will be available for payment of the deficiency and all obligations of ABXFC and any claims against ABXFC in respect of such amounts under the Series B ABXFC Notes will be extinguished and will not revive.
          Neither payments of the BIBC Settlement Date Payment received by ABXFC from BIBC under the Barrick Notes nor amounts received by ABXFC under the Copper Swap Agreements will be paid to Holders of ABXFC Notes. Holders of ABXFC Notes will not be required to fund any portion of payments to the Counterparties under the Copper Swap Agreements, and no amount which would otherwise be due to Holders of ABXFC Notes will be used to make such payments.
          A director, officer, employee, shareholder or affiliate, as such, of ABXFC, the Administrator, Maples Finance Limited in its capacity as share trustee of the shares in ABXFC or any Guarantor shall not have any liability for any obligations of ABXFC or any Guarantor under the ABXFC Notes, the Guarantees or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting an ABXFC Note, each Holder shall waive and release all such liability. Such waiver and release shall be part of the consideration for the issue of the ABXFC Notes.
          All Global Notes will be exchanged by ABXFC for Definitive Notes if ABXFC delivers to the Trustee notice from the Depositary that the Depositary is unwilling or unable to continue to act as Depositary for the Global Notes and ABXFC thereupon fails to appoint a successor Depositary within 90 days. Upon the occurrence of such event, Definitive Notes shall be issued in such names as the Depositary shall instruct the Trustee in writing.
          The Indenture and this ABXFC Note shall be governed by and construed in accordance with the laws of the State of New York.
          All references herein to “Dollars” or “$” means a dollar or other equivalent unit in such coin or currency of the United States of America as at the time should be legal tender for the payment of public and private debts, and all terms used in this ABXFC Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

ASSIGNMENT FORM*
To assign this ABXFC Note, fill in the form below:
I or we assign and transfer this ABXFC Note to

(INSERT ASSIGNEE’S SOC. SEC., SOC. INS. OR TAX ID NO.)
(Print or type assignee’s name, address and zip or postal code)
and irrevocably appoint                                                                                                                                                                    agent
to transfer this ABXFC Note on the books of the [Guarantor] [Issuer]. The agent may substitute another to act for him.

Dated:	Your Signature:

(Sign exactly as name appears on the other side of this ABXFC Note)

Signature Guarantee:

(Signature must be guaranteed by a commercial bank or trust company, by a member or members’ organization of The New York Stock Exchange or by another eligible guarantor institution as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934)

*	Omit if a global security

EXHIBIT B
FORM OF CERTIFICATE OF TRANSFER
ABX Financing Company
c/o Maples Finance Limited
P.O. Box 1093GT, Queensgate House
South Church Street, George Town
Grand Cayman, Cayman Islands
The Bank of New York
4 New York Plaza, 15th Floor
New York, New York 10004
     Re: Series [A][B]___% ABXFC Notes due [2016][2036]
Dear Sirs:
          Reference is hereby made to the Indenture, dated as of October 12, 2006 (the “Indenture”), among ABX Financing Company, as issuer (the “Company”), the Guarantors party thereto and The Bank of New York, as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.                     , (the “Transferor”) owns and proposes to transfer the ABXFC Note[s] or interest in such ABXFC Note[s] specified in Annex A hereto, in the principal amount of $                     in such ABXFC Note[s] or interests (the “Transfer”), to                      (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:
[CHECK ALL THAT APPLY]
1.	☐ Check if Transferee will take delivery of a beneficial interest in the 144A Global Note or a Definitive Note Pursuant to Rule 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Note is being transferred to a Person that the Transferor reasonably believed and believes is purchasing the beneficial interest or Definitive Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is both a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and a “qualified purchaser” as defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”), and such Transfer is in compliance with any applicable blue sky securities laws of any State of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Note and/or the Definitive Note and in the Indenture and the Securities Act.

2.	☐ Check if Transferee will take delivery of a beneficial interest in the Regulation S Global Note or a Definitive Note pursuant to Regulation S. The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S under the Securities Act, (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act and (iv) if the proposed transfer is of Additional Notes sold by the Company pursuant to Regulation S and is being made prior to the expiration of the Distribution Compliance Period, the transfer is not being made to a U.S. Person or for the account or benefit of a U.S. Person (other than an Initial Purchaser) and the interest transferred will be held immediately thereafter through Euroclear or Clearstream. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will be subject to the restrictions on Transfer enumerated in the Private Placement Legend printed on the Regulation S Global Note and/or the Definitive Note and in the Indenture and the Securities Act.

3.	☐ Check and complete if Transferee will take delivery of a beneficial interest in a Definitive Note pursuant to any provision of the Securities Act other than Rule 144A or Regulation S. The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Notes and Restricted Definitive Notes and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any State of the United States, and accordingly the Transferor hereby further certifies that (check one):
(a)	☐ Such Transfer is to a Person that the Transferor reasonably believed and believes is purchasing the Definitive Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified purchaser” as defined in the Investment Company Act and being effected pursuant to and in accordance with Rule 144 under the Securities Act; or

(b)	☐ Such Transfer is being effected to the Company or a subsidiary thereof.
4.	☐ Check if Transferee will take delivery of a beneficial interest in an Unrestricted Global Note or of an Unrestricted Definitive Note.
(a)	☐ Check if Transfer is Pursuant to Rule 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act to a Person that the Transferor reasonably believed and believes is purchasing the beneficial interest or Definitive Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified purchaser” as defined in the Investment Company Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture and the Securities Act, other than the restriction relating to “qualified purchasers” as defined in the Investment Company Act.

(b)	☐ Check if Transfer is Pursuant to Regulation S. (i) The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes, on Restricted Definitive Notes and in the Indenture and the Securities Act.

(c)	☐ Check if Transfer is Pursuant to Other Exemption. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144, Rule 903 or Rule 904 and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Note will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Notes or Restricted Definitive Notes and in the Indenture and the Securities Act, other than the restriction relating to “qualified purchasers” as defined in the Investment Company Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

Dated:

[Insert Name of Transferor]

By:

Name: Title:

ANNEX A TO CERTIFICATE OF TRANSFER

1.	The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b)]

	(a)	☐	a beneficial interest in the:

		(i)	☐	144A Global Note, or

		(ii)	☐	Regulation S Global Note, or

	(b)	☐	a Restricted Definitive Note.

2.	After the Transfer the Transferee will hold:

[CHECK ONE]

	(a)	☐	a beneficial interest in the:

		(i)	☐	144A Global Note, or

		(ii)	☐	Regulation S Global Note, or

		(iii)	☐	Unrestricted Global Note; or

	(b)	☐	a Restricted Definitive Note; or

	(c)	☐	an Unrestricted Definitive Note,
in accordance with the terms of the Indenture.

EXHIBIT C
FORM OF CERTIFICATE OF EXCHANGE
FOR EXCHANGES PURSUANT TO ARTICLE 2
ABX Financing Company
c/o Maples Finance Limited
P.O. Box 1093GT, Queensgate House
South Church Street, George Town
Grand Cayman, Cayman Islands
The Bank of New York
4 New York Plaza, 15th Floor
New York, New York 10004
     Re: Series [A][B]___% ABXFC Notes due [2016][2036]
Dear Sirs:
          Reference is hereby made to the Indenture, dated as of October 12, 2006 (the “Indenture”), between ABX Financing Company, as issuer (the “Company”), the Guarantors party thereto and The Bank of New York, as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.
                              , (the “Owner”) owns and proposes to exchange the ABXFC Note[s] or interest in such ABXFC Note[s] specified herein, in the principal amount of $                     in such ABXFC Note[s] or interests (the “Exchange”). In connection with the Exchange, the Owner hereby certifies that:
          1. Exchange of Restricted Definitive Notes or Beneficial Interests in a Restricted Global Note for Unrestricted Definitive Notes or Beneficial Interests in an Unrestricted Global Note.
               (a) ☐ Check if Exchange is from beneficial interest in a Restricted Global Note to beneficial interest in an Unrestricted Global Note. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a beneficial interest in an Unrestricted Global Note in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Notes and pursuant to and in accordance with the United States Securities Act of 1933, as amended (the “Securities Act”), (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Note is being acquired in compliance with any applicable blue sky securities laws of any State of the United States and by a Person who is a “qualified purchaser” as defined in the Investment Company Act.
               (b) ☐ Check if Exchange is from beneficial interest in a Restricted Global Note to Unrestricted Definitive Note. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for an Unrestricted Definitive Note, the

Owner hereby certifies (i) the Definitive Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any State of the United States and by a person who is a “qualified purchaser” as defined in the Investment Company Act.
               (c) Check if Exchange is from Restricted Definitive Note to beneficial interest in an Unrestricted Global Note. In connection with the Owner’s Exchange of a Restricted Definitive Note for a beneficial interest in an Unrestricted Global Note, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest is being acquired in compliance with any applicable blue sky securities laws of any State of the United States and by a person who is a “qualified purchaser” as defined in the Investment Company Act.
               (d) Check if Exchange is from Restricted Definitive Note to Unrestricted Definitive Note. In connection with the Owner’s Exchange of a Restricted Definitive Note for an Unrestricted Definitive Note, the Owner hereby certifies (i) the Unrestricted Definitive Note is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Notes and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Definitive Note is being acquired in compliance with any applicable blue sky securities laws of any State of the United States and by a person who is a “qualified purchaser” as defined in the Investment Company Act.
          2. Exchange of Restricted Definitive Notes or Beneficial Interests in Restricted Global Notes for Restricted Definitive Notes or Beneficial Interests in Restricted Global Notes.
               (a) ☐ Check if Exchange is from beneficial interest in a Restricted Global Note to Restricted Definitive Note. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Note for a Restricted Definitive Note with an equal principal amount, the Owner hereby certifies that the Restricted Definitive Note is being acquired for the Owner’s own account without transfer. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Restricted Definitive Note issued will continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Note and in the Indenture and the Securities Act.

               (b) ☐ Check if Exchange is from Restricted Definitive Note to beneficial interest in a Restricted Global Note. In connection with the Exchange of the Owner’s Restricted Definitive Note for a beneficial interest in the: [CHECK ONE] ☐ 144A Global Note or ? Regulation S Global Note with an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Notes and pursuant to and in accordance with the Securities Act, and in compliance with any applicable blue sky securities laws of any State of the United States and (iii) the Owner is not an affiliate (as defined in Rule 144) of the Company. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Note and in the Indenture and the Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

[Insert Name of Owner]

By:

Name: Title:

Dated:

EXHIBIT D
FORM OF SUPPLEMENTAL INDENTURE
TO BE DELIVERED BY SUBSEQUENT GUARANTORS
          SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of                     , 200___, among                      (the “New Guarantor”), ABX FINANCING COMPANY, a Cayman Islands exempted company having limited liability (“ABXFC”), BARRICK INTERNATIONAL BANK CORP., a corporation duly organized and existing under the laws of Barbados, in its capacity as guarantor (“BIBC”), BARRICK (HMC) MINING COMPANY, a corporation duly organized and existing under the laws of the state of Delaware, in its capacity as guarantor (“BMC”), BARRICK GOLD CORPORATION, in its capacity as guarantor (“BGC” and, together with BIBC and BMC, the “Existing Guarantors”), and The Bank of New York, as trustee (the “Trustee”).
W I T N E S S E T H
          WHEREAS, ABXFC and the Existing Guarantors have heretofore executed and delivered to the Trustee an indenture (as amended, supplemented or otherwise modified, the “Indenture”), dated as of October 12, 2006 providing for the issuance of $400,000,000 aggregate principal amount of 5.75% Series A ABXFC Notes due 2016 (the “Series A ABXFC Notes”) and $600,000,000 aggregate principal amount of 6.35% Series B ABXFC Notes due 2036 (the “Series B ABXFC Notes,” and together with the Series A ABXFC Notes, the “Securities”);
          WHEREAS, Section 1201 of the Indenture provides that under certain circumstances the New Guarantor shall execute and deliver to the Trustee a supplemental indenture pursuant to which the New Guarantor shall be liable as a Guarantor of the Securities solely for any amount due under the Guarantees multiplied by the Joint Obligor Fraction in respect of such New Guarantor in its capacity as Joint Obligor under the Barrick Indenture; and
          WHEREAS, pursuant to Section 1201 of the Indenture, the Trustee, ABXFC, BIBC, BMC and the BGC are authorized to execute and deliver this Supplemental Indenture.
          NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the New Guarantor, ABXFC, BIBC, BMC, BGC and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:
          1. DEFINED TERMS. Defined terms used herein without definition shall have the meanings assigned to them in the Indenture.
          2. AGREEMENT TO ACT AS A GUARANTOR. The New Guarantor hereby agrees to be liable on the Securities solely for any amount due under the Guarantees multiplied by the Joint Obligor Fraction in respect of such New Guarantor in its capacity as Joint Obligor under the Barrick Indenture and to be bound by all other applicable provisions of the Indenture and the ABXFC Notes and to perform all of the obligations and agreements of a Joint Obligor under the Indenture.

          3. NO RECOURSE AGAINST OTHERS. No past, present or future director, manager, officer, employee, incorporator, stockholder or member of ABXFC, BIBC, BMC, BGC or any other Guarantor, will have any liability for any obligations of ABXFC, BIBC, BMC, BGC or any other Guarantor under the Securities, the Indenture, the Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting the Securities waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Securities. The waiver may not be effective to waive liabilities under the federal securities laws.
          4. NOTICES. All notices or other communications to the New Guarantor shall be given as provided in Section 105 of the Indenture.
          5. RATIFICATION OF INDENTURE; SUPPLEMENTAL INDENTURES PART OF INDENTURE. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder heretofore or hereafter authenticated and delivered shall be bound hereby.
          6. GOVERNING LAW. THE INDENTURE, THE NOTES AND THE NOTE GUARANTEES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.
          7. COUNTERPARTS. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.
          8. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.
          9. TRUSTEE MAKES NO REPRESENTATION. The recitals contained herein shall be taken as the statements of ABXFC and Guarantors, and the Trustee shall not assume any responsibility for their correctness. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.
Dated:                     , 20___

[NEW GUARANTOR]

By:

Name: Title:

By:

Name: Title:

ABX FINANCING COMPANY, as Issuer

By:

Name: Title:

BARRICK GOLD CORPORATION, as Guarantor

By:

Name: Title:

By:

Name:
Title:

BARRICK INTERNATIONAL BANK CORP., as Guarantor

By:

Name: Title:

By:

Name: Title:

BARRICK (HMC) MINING COMPANY as Guarantor

By:

Name: Title:

By:

Name: Title:

THE BANK OF NEW YORK as Trustee

By:

Authorized Signatory

D-4